Exhibit 7.1

STOCK PURCHASE AGREEMENT

between

CALIPER TECHNOLOGIES CORP., as Buyer

and

THE BERWIND COMPANY LLC, as Seller

and

BERWIND CORPORATION

Dated June 9, 2003

LIST OF EXHIBITS AND SCHEDULES

Schedule	1.1(a)	Zymark Products
Schedule	3.2(d)	Other Conditions
Schedule	4.1(c)	No Conflicts
Schedule	4.1(d)	Organization and Standing
Schedule	4.1(e)	Capital Structure
Schedule	4.1(f)(i)	Financial Statements
Schedule	4.1(g)	Absence of Changes or Events
Schedule	4.1(h)	Undisclosed Liabilities
Schedule	4.1(i)	Taxes
Schedule	4.1(j)	Properties
Schedule	4.1(k)	Accounts Receivable
Schedule	4.1(l)	Inventory
Schedule	4.1(m)	Equipment
Schedule	4.1(n)	Intellectual Property
Schedule	4.1(o)	Contracts
Schedule	4.1(p)	Litigation; Orders
Schedule	4.1(q)	Insurance
Schedule	4.1(r)	Benefit Plans
Schedule	4.1(s)	Compliance with Applicable Laws
Schedule	4.1(t)	Licenses; Permits
Schedule	4.1(u)	Environmental Matters
Schedule	4.1(v)	Employee and Labor Matters
Schedule	4.1(w)	Transactions with Related Parties
Schedule	4.1(z)	Product Liability and Recalls
Schedule	4.1(aa)	Customers and Suppliers
Schedule	4.1(bb)	Bank Accounts; Safe Deposit Boxes
Schedule	5.1(b)	Ordinary Conduct
Schedule	5.2(d)	Restricted Stock Plan

Exhibit A		Form of Acquisition Equity Incentive Plan
Exhibit B		Form Amendment to Rights Agreement

ii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of June 9, 2003 (the “Agreement”), is between CALIPER TECHNOLOGIES CORP., a Delaware corporation (the “Buyer”), BERWIND CORPORATION, a Pennsylvania corporation (“Berwind”) and THE BERWIND COMPANY LLC, a Delaware limited liability company (the “Seller”).

Background

A. The Seller owns all of the issued and outstanding equity interests of ZYAC Holding Corporation, a Delaware corporation (the “Company”). All of the issued and outstanding equity interest of the Company are referred to herein as the “Shares.” The Seller and Berwind have represented that the Shares consist of 1000 shares of Common Stock, par value $1.00 per share (the “Company Stock”).

B. The Company owns all of the issued and outstanding equity interests of Zymark Corporation, a Delaware corporation (“Zymark”).

C. The Buyer desires to purchase from the Seller and the Seller desires to sell to the Buyer the Shares, in a taxable transaction, upon the terms and subject to the conditions set forth herein (the “Sale”).

D. As an inducement to the Buyer’s willingness to enter into this Agreement and consummate the transactions contemplated hereby, Berwind has agreed to become a party to this Agreement and undertake its obligations as set forth herein.

E. As a condition to the Buyer’s and Seller’s obligation to consummate the transactions contemplated in this Agreement, and as additional consideration for Berwind’s agreement to be a party to this Agreement, the Company and the Subsidiaries shall pay to Berwind certain amounts owing by the Company or any Subsidiary to Berwind.

Terms

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions.

(a) Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“280G Loss Amount” shall be equal to the total excess parachute payments (as defined in Section 280G(b)(1) of the Code) paid to employees or independent contractors (or former employees or former independent contractors) of the Company or any Subsidiary where the change in ownership or effective control element in Section 280G(b)(2)(A)(i)(I) is the acquisition of the Company by the Buyer pursuant to this Agreement. Notwithstanding the foregoing, the 280G Loss Amount shall be calculated without inclusion of or consideration of (a) any payments made pursuant to an agreement entered into by the Buyer or its Affiliates, or, on or after the Closing Date, by the Company or its Affiliates, with such employee or independent contractor (or former employee or former independent contractor), and (b) any awards under the Restricted Stock Plan (“Excluded 280G Payments”); provided, however, that “Submitted Payments” shall be considered in the calculation of the 280G Loss Amount and shall not be considered Excluded 280G Payments. For purposes of this Agreement, “Submitted Payments” mean (x) the payments, if any, pursuant to the Restricted Stock Plan that are listed in Schedule 5.2(d), (y) the payments pursuant to the Key Employee Agreement between the Buyer and Kevin Hrusovsky substantially in the form presented to Seller on or before the execution of this Agreement, and (z) any payments pursuant to agreements if (i) such agreements are presented to the Seller by the Buyer in writing after the execution of this Agreement and before the date that is five (5) days prior to the Closing Date and (ii) such agreements are in a form which if approved by the stockholders of the Company in the manner set forth in Section 280G(b)(5)(B) of the Code would satisfy the shareholder approval requirements set forth in Section 280G(b)(5)(B) of the Code. The Seller shall provide to the Buyer prior to the Closing evidence reasonably satisfactory to the Buyer as to any stockholder approval that is intended to satisfy the requirements of Section 280G(b)(5)(B) of the Code that such requirements were satisfied, or it shall be presumed that such stockholder approval was not obtained. The disclosure or failure to disclose a parachute payment pursuant to Section 4.1, including pursuant to Section 4.1(i), shall not be taken into account in calculating the 280G Loss Amount.

“Affiliate” shall have the meaning given to such term in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as in effect as of the date of this Agreement. For purposes of this Agreement, each of the Berwind Corporation and its Affiliates and owners shall be deemed to be an Affiliate of the Seller.

“Average Share Price” means, as of any specified date, the average of the Daily Share Prices for the five consecutive trading days ending on, and including, the trading day immediately prior to the specified date.

“Benefit Plan” means “employee benefit plans” (as described in Section 3(3) of ERISA whether or not such plan would be subject to the provisions of ERISA), bonus, incentive, deferred compensation, employment agreement set forth in Schedule 4.1(o), independent contractor agreement with an individual but only if such agreement is set forth in Schedule 4.1(o), stock or stock option plans or arrangements, pension, profit-sharing, retirement, severance, change-in-control and other employee fringe benefit plans or arrangements maintained, contributed to or sponsored by (or committed to by the Company or any Subsidiary that will be maintained, contributed to or sponsored by) the Company, any Subsidiary or any ERISA Affiliate under which any employee, independent contractor, former employee, or former independent contractor of the Company or the Subsidiaries has any present or future right to benefits or under which the Company or the Subsidiaries have any liability for present or future payment of benefits.

“Buyer Common Stock” means the common stock, par value $0.001 per share, of the Buyer.

“Buyer Material Adverse Effect” means any change, circumstance or effect that is materially adverse to (i) the business, assets (including intangible assets), financial condition, results of operations or prospects of the Buyer and its subsidiaries taken as a whole; provided, however, that Buyer Material Adverse Effect shall exclude any change, circumstance or effect as and to the extent such change, circumstance or effect is directly attributable to or results from (A) public or industry knowledge of the transactions contemplated by this Agreement (including any resulting action or inaction by the Buyer’s or its subsidiaries’ employees, customers and vendors), (B) general economic conditions (provided that any such change, circumstance or effect does not disproportionately affect the Buyer) or other conditions generally affecting the industries in which the Buyer competes (provided that any such change, circumstance or effect does not disproportionately affect the Buyer), or (C) any change in the Buyer’s stock price (but not the matters themselves that have caused such change); or (ii) the ability of the Buyer to consummate the transactions contemplated by this Agreement.

“Cash Amount” means the amount of unrestricted cash and cash equivalents of, and held by, the Company and the Subsidiaries as of the Closing Date, immediately following the Closing, as determined in accordance with GAAP and on a consolidated basis, assuming the first dollar is material. For purposes of this Agreement, it is possible for the Cash Amount to be negative.

“Company Intellectual Property” means with respect to the Company and the Subsidiaries (i) all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (ii) all trademarks and service marks and all applications, registrations and renewals in connection therewith, (iii) all copyrights and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software (including data and related documentation), (vi) all other Intellectual Property and Intellectual Property Rights, and (vii) all licenses, sublicenses, agreements, or permissions related to the foregoing categories of intellectual property listed in subsections (i) through (vi) herein, which is used in connection with the business of the Company or the Subsidiaries.

“Consolidated Backlog” means, as of any given date, the dollar amount of the backlog of Zymark and the other Subsidiaries as of such date, determined on a consolidated basis and in accordance with the current methodologies and policies of Zymark consistently applied.

“Consolidated Revenue” means, for a given calendar year, the revenues actually recognized during such calendar year from the sale of (i) the products identified on Schedule 1.1(a), any successor products (including any product identified on Schedule 1.1(a) that has been modified to incorporate micro-fluidic components, subject to terms regarding Combination Products set forth below) (the “Earn Out Products”), and (ii) services related to the support of the Earn Out Products (the “Earn Out Services”), in each case determined in accordance with GAAP; provided, however, that Consolidated Revenue shall exclude research and development revenues, other than up to $1 million of those net research and development revenue from Johnson & Johnson (the amount actually funded less allocable expenses). To the extent that an Earn Out Product is sold in the form of a combination product containing one or more components which are themselves not Earn Out Products (a “Combination Product”), the revenue earned with respect to the Earn Out Product portion of a Combination Product shall be determined by multiplying the amounts received by the Buyer attributable to the Combination Product by a fraction, the numerator of which is the fair market value of the Earn Out Product included in the Combination Product, and the denominator of which is the sum of the fair market value of such Earn Out Product and the fair market value of the products or parts which are not Earn Out Products. Whenever possible, the fair market value of the Earn Out Product included in the Combination Product will be the market price at which such Earn Out Product is sold on a stand-alone basis, provided that fair market value shall be determined reasonably and in good faith by the Buyer in the event that no market price is available.

“Daily Share Price” means, for any trading day, the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way on such day, in either case on the NASDAQ National Market or, if such stock is not listed or admitted to trading on the NASDAQ National Market, on the principal national securities exchange on which such stock is then listed or admitted to trading, or, if such stock is not then listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices on such day in the over-the-counter market as furnished by any New York Stock Exchange member firm selected from time to time by the Buyer. If none of the foregoing conditions is met with respect to shares of Buyer Common Stock, as the case may be, the Buyer shall deliver a written proposal (the “Buyer Proposal”) to Seller for the Average Share Price, as applicable, based on the fair market value of such class of stock as of the date of such proposal. Within 10 days of such proposal, the Seller shall notify Buyer in writing whether it agrees or disagrees with such Buyer Proposal. If the Seller agrees with such Buyer Proposal (or if it fails to provide any written notice within such 10 day period), then the Buyer Proposal shall be the Average Share Price. If the Seller disagrees with such Buyer Proposal, then the Seller and the Buyer shall each promptly retain an investment bank of recognized national standing (a “Bank”). The fees and expenses of each Bank shall be paid by the party who retained such Bank. Each Bank shall be instructed to render a determination of the fair market value of the Buyer Common Stock as of the date of the Buyer Proposal within 30 days of its engagement, and the Average Share Price shall be determined by calculating the average of the Banks’ determinations of the fair market value. If, however, the higher of such determinations is greater than 120% of the lower of such determinations, then the Banks shall promptly nominate a third Bank (the “Third Bank”). The Buyer and the Seller shall jointly appoint the Third Bank to provide a determination of the fair market value of the Buyer

Common Stock as of the date of the Buyer Proposal, and the Average Share Price shall be determined by calculating the average of the Third Bank’s determination of the fair market value and whichever Bank’s determination of the fair market value is closer in value to the determination of the Third Bank (in each case, expressed on a fully diluted per share basis). The fees and expenses of the Third Bank shall be paid by (x) Buyer, if the Third Bank’s determination of fair market value is closer to the determination provided by the Bank retained by the Seller than to the determination provided by the Bank retained by the Buyer or (y) the Seller, if the Third Bank’s determination of fair market value is closer to the determination provided by the Bank retained by the Buyer than to the determination provided by the Bank retained by the Seller. The Third Bank shall render its determination of the fair market value within thirty days of its engagement. Any determination of the fair market value hereunder shall be binding and enforceable upon the parties hereto. The Banks and the Third Bank shall calculate the fair market value of the stock based on what a third party buyer would pay for 100% of the outstanding Buyer Common Stock calculated on a fully diluted basis, but taking into account that such stock is not publicly traded.

“Encumbrance” means any mortgage, pledge, assessment, security interest, deed of trust, lease, lien, levy, license, restriction on transferability, charge or other encumbrance of any kind, including any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future.

“Environmental Laws” means federal, state and local laws, rules, regulations, codes and ordinances relating to the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”); the Federal Water Pollution Control Act, as amended; the Federal Clean Air Act, as amended; the Toxic Substances Control Act, as amended; the Safe Drinking Water Act, as amended; the Pollution Control Act of 1990, as amended; the Federal Insecticide, Fungicide and Rodenticide Act, as amended; and comparable state and local laws, all as in effect on the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means (i) any corporation included with the Company in a controlled group of corporations within the meaning of Section 414(b) of the Code; (ii) any trade or business (whether or not incorporated) which is under common control with the Company within the meaning of Section 414(c) of the Code; (iii) any member of an affiliated service group of which the Company is a member within the meaning of Section 414(m) of the Code; or (iv) any other person or entity treated as an affiliate of the Company under Section 414(o) of the Code.

“Estimated Cash Amount” means a reasonable estimate of the Cash Amount, as determined by the Seller and certified by the Chief Financial Officer of Zymark, after the Buyer has had an opportunity to review and comment.

“Estimated Indebtedness Amount” means a reasonable estimate of the Indebtedness Amount, determined by the Seller and certified by the Chief Financial Officer of Zymark, after the Buyer has had an opportunity to review and comment.

“Estimated Payment Amount” means the amount in cash equal to (i) $57,000,000 plus (ii) the Estimated Cash Amount (or minus the Estimated Cash Amount if such amount is negative), minus (iii) the Estimated Indebtedness Amount, minus (iv) the Stay Incentive Amount, minus (v) the Labotec Amount, minus (vi) the Swap Amount, minus (vii) the Estimated Working Capital Adjustment Amount.

“Estimated Working Capital Adjustment Amount” means a reasonable estimate of the Working Capital Adjustment Amount, determined by the Seller and certified by the Chief Financial Officer of Zymark, after the Buyer has had an opportunity to review and comment.

“Governmental Authority” means any nation, country, supranational organization, state, province, county, city or other political subdivision of any of the foregoing or any court, tribunal, arbitrator, authority, agency, department, commission, board, agency, ministry, or official or other instrumentality of any of the foregoing.

“Governmental Authorization” means any permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is or has been issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Substances” means “hazardous substances” pursuant to CERCLA, “hazardous waste” pursuant to RCRA, “toxic pollutants” pursuant to the Federal Water Pollution Control Act, and friable asbestos, polychlorinated byphenyls (“PCBs”), urea formaldehyde foam insulation, radioactive material, and petroleum products.

“Identified Pre-Closing Loss” means any Loss (i) for which the Seller and Berwind have an obligation to indemnify, compensate, reimburse or hold harmless any Buyer Indemnified Party pursuant to Article VII, and (ii) which relates to any inaccuracy in or breach of any representation and warranty of the Seller and Berwind identified in a Pre-Closing Indemnification Claim Notice.

“Indebtedness” means (i) indebtedness for borrowed money and capital lease obligations which constitute Liabilities of the Company or the Subsidiaries, (ii) any amounts owed to (A) the Seller, (B) any of the Seller’s Affiliates (other than the Company and the Subsidiaries), (C) any Related Party, or (D) any employee of any of the entities referred to in clauses “(A),” “(B)” or “(C)”; provided, however, that for purposes of clause “(D)”, Indebtedness shall not include (1) amounts owed by the Company or any Subsidiary to any employee of the Company or the Subsidiaries that constitutes compensation in the ordinary course of business consistent with past practice that is not yet payable, and (2) the Stay Incentive Amount, (iii) any Liability of the Company or any Subsidiary arising out of the agreements described in Sections 5.1(j), (k) or (l) and (iv) any Excluded Taxes other than Election Taxes.

“Indebtedness Amount” means the amount of Indebtedness of the Company and the Subsidiaries as of the Closing Date, immediately following the Closing, as determined in accordance with GAAP and on a consolidated basis, assuming the first dollar is material.

“Intellectual Property” shall mean algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, IP cores, net lists, photomasks, semiconductor devices, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” shall mean all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patent and industrial property rights; (v) other proprietary rights in Intellectual Property; and (vi) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(i)” through “(v)” above.

“Knowledge” means, with respect to the Seller, the actual knowledge of Van Billet, Vice President and Chief Financial Officer, Vicky Richards, Vice President of Corporate Development and Treasurer, Charlene Dempsey, Manager of Corporate Development, Kevin Hrusovsky, President and Chief Executive Officer of Zymark, Peter McAree, Executive Vice President and Chief Financial Officer of Zymark, Jean-Louis Rufener, Vice President of International Operations of Zymark, and Bruce Bal, Executive Vice President of Operations and Service of Zymark or the knowledge any such individual should have after reasonable investigation.

“Labotec Amount” means the amount in US dollars, calculated based on the Euro-US dollar exchange rate published in the Wall Street Journal on the date that is two days prior to the Closing Date, of 900,000 Euros, which amount is the deferred payment of the purchase price owed by Zymark Europe NV, a company organized under the laws of Belgium, to Jef Leemans under the Share Purchase Agreement, dated August 13, 2002.

“Law” means any federal, state, local, municipal or foreign law, statute, constitution, ordinance, code, decree, ruling, rule, requirement or regulation promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” means any debt, liability, obligation, claim, guarantee or commitment of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated), including any liability for Taxes.

“Loss” or “Losses” means any loss, decline in value, liability, fine, penalty, claim, injury, settlement, judgment, award, damage, cost or expense of every kind and nature (including reasonable legal fees and expenses). The parties acknowledge that in the event of a dispute regarding the amount of any Losses suffered by an Indemnified Party in connection with any indemnification claim made by such Indemnified Party against an Indemnifying Party, each party may produce evidence of any circumstances affecting the amount of such Losses, including evidence of the recovery of any insurance proceeds by the Indemnified Party in connection with the events underlying such claim and any increase in premiums or other costs of the Indemnified Party resulting from such recovery, and the amount of such Loss or Losses shall be decreased or increased accordingly.

“Material Adverse Effect” means any change, circumstance or effect that is materially adverse to (i) the business, assets (including intangible assets), financial condition, results of operations or prospects of the Company and the Subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall exclude any change, circumstance or effect as and to the extent such change, circumstance or effect is directly attributable to or results from (A) public or industry knowledge of the transactions contemplated by this Agreement (including any resulting action or inaction by the Company’s and the Subsidiaries’ employees, customers and vendors) or (B) general economic conditions (provided that any such change, circumstance or effect does not disproportionately affect the Company or the Subsidiaries) or other conditions generally affecting the industries in which the Company and the Subsidiaries compete (provided that any such change, circumstance or effect does not disproportionately affect the Company or the Subsidiaries); or (ii) the ability of the Seller to consummate the transactions contemplated by this Agreement.

“Modified Working Capital Amount” means the sum of (i) the consolidated total current assets of the Company and the Subsidiaries as of the Closing Date, excluding (A) Tax assets, (B) the Cash Amount, and (C) any account receivable from GeneProt Inc. or any of its affiliates, minus (ii) the consolidated total current liabilities of the Company and the Subsidiaries as of the Closing Date, excluding current liabilities included (A) in the Indebtedness Amount, (B) the Labotec Amount and (C) the Stay Incentive Amount, in each case on a consolidated basis and determined in accordance with GAAP, assuming the first dollar is material.

“Order” means any order, writ, judgment, decree, injunction, ruling, pronouncement, determination, decision, opinion, verdict, award or similar order, including consent orders, of or put into effect by any Governmental Authority (in each such case whether temporary, preliminary or final).

“Permitted Encumbrance” means any (i) Encumbrance for any Tax, assessment or other governmental charge which has not commenced accruing penalty or interest charges for non-payment or is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other similar lien arising from or incurred in the ordinary course of business which is not yet delinquent, (iii) easements, covenants, conditions, rights of way or other similar restrictions and imperfections to title and (iv) zoning, building, fire, health, environmental and pollution control law, ordinance, rule, regulation or other restrictions, provided that none of the items referred to in clauses (ii), (iii) and (iv), individually or in the aggregate, materially detract from the value or impair the use or operation of the property or asset affected thereby as currently used or operated.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Post-Closing Payment” means any payment that the Buyer is obligated to make pursuant to the terms and conditions set forth in Sections 2.1(c)(i) and 2.1(c)(ii).

“Pre-Closing Indemnification Claim Notice” means an Indemnification Claim Notice delivered by the Buyer to the Seller prior to the Closing.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry or inquest that is or has been commenced, brought, conducted or heard by or before, or that otherwise has involved or may involve, any Governmental Authority or any arbitrator or arbitration panel, and any audit, examination or investigation that is or has been commenced or brought by any Governmental Authority.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

“Related Party” means (i) the Seller, (ii) any Affiliate of the Seller (other than the Company or the Subsidiaries), (iii) each individual who is an officer of the Company or any Subsidiary, (iv) each member of the family of each of the individuals referred to in clauses “(ii)” and “(iii)” above, and (v) any entity (other than the Company or the Subsidiaries) in which any one of the individuals referred to in clauses “(ii)” through “(iv)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a 5% or greater voting, proprietary or equity interest.

“Restricted Stock Plan” shall mean the 2003 Acquisition Equity Incentive Plan substantially in the form attached hereto as Exhibit A.

“Rights Agreement” shall mean that certain Rights Agreement, dated as of December 18, 2001, between the Buyer and Wells Fargo Bank Minnesota, N.A.

“Stay Incentive Agreements” means those agreements listed, or required to be listed, on Schedule 4.1(v)(vi).

“Stay Incentive Amount” means the aggregate gross amount that could become payable by the Company or any Subsidiary (prior to deduction of any payroll taxes or withholding amounts) pursuant to the terms of the Stay Incentive Agreements.

“Subsidiaries” means Zymark, Zymark Europe NV, a company organized under the laws of Belgium, Zymark S.A., a company organized under the law of France, Zymark GmbH, a company organized under the laws of Germany, Zymark Ltd., a company organized under the laws of the United Kingdom, Zymark Ltd., a company organized under the laws of Canada, Zymark (Schweiz) AG, a company organized under the laws of Switzerland, Zymark Benelux NV, a company organized under the laws of Belgium, Scitec Laboratory Automation S.A., a company organized under the laws of Switzerland, and Scitec Consultants, Inc., a Delaware corporation.

“Swap Amount” means the aggregate amount owed by Zymark to PNC Bank on the Closing Date in connection with the termination of the Swap Agreement in accordance with Section 3.2(h).

“Tax Exception” means that any party to this Agreement (and any employee, representative, shareholder or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made to the extent reasonably necessary to comply with any applicable federal or state securities laws; and provided, further, that for this purpose, (x) the “tax treatment” of a transaction means the purported or claimed federal income tax treatment of the transaction, and (y) the “tax structure” of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction. For the avoidance of doubt, the parties acknowledge and agree that (i) the tax treatment and tax structure of any transaction does not include the name of any party to a transaction or any sensitive business information (including specific information about any party’s intellectual property or other proprietary assets) unless such information may be related or relevant to the purported or claimed federal income tax treatment of the transaction, (ii) no disclosure pursuant to the preceding sentence may be made (A) through a press release, advertisement, communications with the press or similar means of communication, or (B) for the purpose (in whole or in part) of soliciting, encouraging, facilitating or permitting a transaction with any person or entity that is inconsistent or competitive with, or that could hinder, discourage, delay or cause a change in terms or consideration (in the aggregate or otherwise) of, the transaction, (iii) the party making such disclosure shall describe in advance to the other parties to this Agreement the nature and content of such disclosure, except when such disclosure is made solely to legal or tax advisors for legal or tax advice (including legal or tax advisors not otherwise involved with the transaction), or to the federal or state taxing authorities, and (iv) notwithstanding anything to the contrary herein, this Agreement contains no restrictions on the ability of any party to this Agreement to consult with any (or multiple) legal or tax advisors for legal or tax advice (including legal or tax advisors not otherwise involved with the transaction) regarding the tax treatment or tax structure of the transaction, or to disclose the tax treatment or tax structure of the transaction to the federal and state taxing authorities.

“Working Capital Adjustment Amount” means the amount, if any, by which the Modified Working Capital Amount as of the Closing Date immediately following the Closing is less than $3,100,000.

(b) Other Definitions. The following defined terms shall have the meaning set forth in the referenced Section:

Defined Term	As Defined in Section
2002 Balance Sheet	4.1(f)
2003 Backlog	2.1(c)(i)(A)
2003 Contingent Shares	2.1(c)(i)
2004 Backlog	2.1(c)(ii)(A)
2004 Contingent Shares	2.1(c)(ii)
Adjusted 2003 Consolidated Revenue	2.1(c)(i)(A)
Adjusted 2004 Consolidated Revenue	2.1(c)(ii)(A)
Agreed Amount	7.4(b)
Agreement	Recitals
Balance Sheet Date	4.1(f)
Bank	Definition of Daily Share Price
Belgian Facility	7.1(a)(vi)(A)
Buyer	Recitals
Buyer Cure Period	8.3(a)(iv)
Buyer Indemnified Parties	7.1(a)
Buyer Proposal	Definition of Daily Share Price
Buyer SEC Documents	4.2(d)(i)
Buyer Shares	5.1(n)(i)
Cap	7.1(a)
Cash Management Agreement	4.1(g)(xxi)
Charter Documents	4.1(d)(ii)
Claimed Amount	7.4(a)
Closing	2.2
Closing Date	2.2
Code	4.1(i)(i)
Combination Product	Definition of Consolidated Revenues
Company	Recitals
Company Benefit Plan	4.1(r)(iii)(G)
Company Returns	6.1
Company Stock	Recitals
Competition	5.1(h)(i)

Confidentiality Agreement	5.2(a)
Contested Amount	7.4(b)
Contingent Shares	2.1(b)(iii)
Contracts	4.1(o)
Credit Agreement	5.1(k)
Disposition	5.1(n)(i)
Disputed Revenue Amount	2.1(d)(i)
Earn Out Products	Definition of Consolidated Revenues
Earn Out Services	Definition of Consolidated Revenue
Election Taxes	6.1
Eligible Claim	7.1(a)
Environmental Permits	4.1(u)(i)
Excluded 280G Payments	Definition of 280G Loss Amount
Excluded Taxes	6.1
Final Objection Notice	2.1(d)(ii)
Final Payment Amount	2.1(e)(iv)
Final Response Period	2.1(d)(ii)
Financial Statements	4.1(f)(i)
Firm	2.1(e)(v)
GAAP	4.1(f)
HSR Act	3.1(b)
Indemnification Claim Notice	7.4(a)
Indemnified Parties	7.2
Indemnifying Party	7.4(a)
Initial Response Period	2.1(d)(ii)
IRS	4.1(i)(iii)
March Balance Sheet	4.1(f)
March Balance Sheet Date	4.1(f)
Material Adverse Effect	3.2(a)
Non-Governmental Benefit Plan	4.1(r)(i)
Notice Breach	7.1(b). 7.1(b)
Objection Notice	2.1(d)(ii)
Payment Amount	2.1(b)(i)
PBGC	4.1(r)(iii)(E)
Pension Plan	4.1(r)(iii)(C)
Preliminary Payment Amount	2.1(e)(i)
Prior Period Returns	6.1
Prohibited Transaction	5.1(f)
Purchase Price	2.1(b)
Real Property	4.1(j)(iii)
Real Property Leases	4.1(j)(iii)
Remediation	4.1(u)(iv)
Representatives	5.1(a)
Response Notice	7.4(b)
Returns	4.1(i)(ii)

Revenue Statement	2.1(d)(i)
Rule 144	4.1(b)
Sale	Recitals
SEC	4.2(d)(i)
Securities Act	4.1(b)
Seller	Recitals
Seller Cure Period	8.3(a)(v)
Seller Indemnified Parties	7.2
Seller Taxes	6.1
Service Agreement	4.1(g)(xxi)
Shares	Recitals
Straddle Period	6.1
Submitted Payments	Definition of 280G Loss Amount
Swap Agreement	3.2(h)
Tax	4.1(i)(i)
Termination Date	8.3(a)(ii)
Third Bank	Definition of Daily Share Price
Third Party Claim	7.5(a)
Threshold Amount	7.1(a)
Transaction Documents	5.1(k)
U.S. Benefit Plan	4.1(r)(i)
U.S. Benefit Plans	4.1(r)(i)
Zymark	Recitals

ARTICLE II

PURCHASE AND SALE OF THE SHARES; CLOSING

2.1. Purchase and Sale of the Shares.

(a) Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing referred to below, the Seller will sell, transfer and deliver to the Buyer, and the Buyer will purchase from the Seller, the Shares.

(b) Purchase Price. The aggregate purchase price for all of the Shares (the “Purchase Price”) shall be:

(i) Cash in an amount equal to (A) $57,000,000 plus (B) the Cash Amount (or minus the Cash Amount if such amount is negative), minus (C) the Indebtedness Amount, minus (D) the Stay Incentive Amount, minus (E) the Labotec Amount, minus (F) the Swap Amount, minus (G) the Working Capital Adjustment Amount (such cash amount is hereinafter referred to as the “Payment Amount”). For the avoidance of doubt, by way of example, if on the Closing Date prior to completion of the Closing, cash of the Company is used to satisfy a loan to the Company such that immediately following the Closing the Company has neither the cash nor the loan, neither the cash nor the loan will be taken into account for purposes of this Section 2.1(b)(i). At the Closing, the Buyer shall pay the Seller an amount in cash equal to the Estimated Payment Amount;

(ii) 3,150,000 shares (such number appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization or similar event occurring with respect to the Buyer Common Stock after the date hereof and prior to payment thereof) of Buyer Common Stock, which shall be issued by the Buyer to the Seller at the Closing; and

(iii) Up to 1,575,000 shares (such number appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization or similar event occurring with respect to the Buyer Common Stock after the date hereof and prior to issuance thereof) of Buyer Common Stock (such shares of Buyer Common Stock being referred to herein as the “Contingent Shares”), which shall be earned and issued as set forth in Section 2.1(c) below.

(c) Contingent Shares. Subject to any right of setoff that the Buyer may be entitled to exercise (pursuant to Section 7.9 or otherwise) and to the rest of this Section 2.1(c), the Contingent Shares shall be earned and issued as set forth in this Section 2.1(c):

(i) Up to a total of 787,500 of the Contingent Shares (the “2003 Contingent Shares”) may be earned by the Seller as follows:

(A) if the Consolidated Backlog as of December 31, 2003 (the “2003 Backlog”) is less than $20,549,471, then the Consolidated Revenue for the calendar year

2003 will be reduced on a dollar-for-dollar basis by the amount of such deficiency (the “Adjusted 2003 Consolidated Revenue”);

(B) if the Adjusted 2003 Consolidated Revenue is greater than $64,500,000, the Seller shall be entitled to receive, and the Buyer shall issue to the Seller, 100% of the 2003 Contingent Shares;

(C) if the Adjusted 2003 Consolidated Revenue is less than $62,500,000, the Seller shall not be entitled to receive, and the Buyer shall have no obligation to issue to the Seller, any of the 2003 Contingent Shares; and

(D) if the Adjusted 2003 Consolidated Revenue is between $62,500,000 and $64,500,000, then the Seller shall be entitled to receive, and the Buyer shall issue to the Seller, that percentage of the 2003 Contingent Shares (rounded to the nearest whole share) equal to the quotient of (I) the amount equal to (x) the Adjusted 2003 Consolidated Revenue minus (y) $62,500,000, divided by (II) $2,000,000.

(ii) Up to a total of 787,500 of the Contingent Shares (the “2004 Contingent Shares”) may be earned by the Seller as follows:

(A) if the Consolidated Backlog as of December 31, 2004 (“2004 Backlog”) is less than $20,549,471, then the Consolidated Revenue for the calendar year 2004 shall be reduced on a dollar-for-dollar basis by the amount of such deficiency (“Adjusted 2004 Consolidated Revenue”);

(B) if the Adjusted 2004 Consolidated Revenue is equal to or greater than $78,000,000, the Seller shall be entitled to receive, and the Buyer shall issue to the Seller, 100% of the 2004 Contingent Shares;

(C) if the Adjusted 2004 Consolidated Revenue is equal to or less than $72,000,000, the Seller shall not be entitled to receive, and the Buyer shall have no obligation to issue to the Seller, any of the 2004 Contingent Shares; and

(D) if the Adjusted 2004 Consolidated Revenue is between $78,000,000 and $72,000,000, then the Seller shall be entitled to receive, and the Buyer shall issue to the Seller, that percentage of the 2004 Contingent Shares (rounded to the nearest whole share) equal to the quotient of (I) the amount equal to (x) the Adjusted 2004 Consolidated Revenue minus (y) $72,000,000, divided by (II) $6,000,000.

(iii) The Buyer shall issue any Contingent Shares to be issued pursuant to clauses “(i)” and “(ii)” above on (or in the Buyer’s sole discretion, prior to) the 135th day following the end of the applicable calendar year; provided, however, that (A) if the Seller delivers an Objection Notice or a Final Objection Notice to the Buyer in accordance with Section 2.1(d), then the issuance of Contingent Shares with respect to which an Objection Notice or Final Objection Notice is so delivered shall be made 30 days after the dispute identified in such Objection Notice or Final Objection Notice, as the case may be, is resolved.

(iv) In the event of an acquisition of all or substantially all of the outstanding capital stock of the Buyer prior to the issuance of all of the Contingent Shares which the Seller is entitled to receive pursuant to this Section 2.1(c), (A) the right of the Seller to receive Contingent Shares pursuant to this Section 2.1(c) shall be automatically converted into the right to receive, subject to, and upon satisfaction of, the conditions set forth in this Section 2.1(c), such shares of stock, securities or other assets or property that would have been payable if the applicable number of Contingent Shares had been issued to the Seller immediately prior to the effective time of such acquisition (such number appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization or similar event occurring with respect to such shares of stock, securities or other assets or property after the date of such acquisition and prior to the issuance of thereof).

(d) Dispute Resolution

(i) Within 45 days after the last day of each applicable calendar year, the Buyer shall: (i) prepare or cause to be prepared a statement (the “Revenue Statement”) setting forth the Adjusted 2003 Consolidated Revenue or the Adjusted 2004 Consolidated Revenue, as the case may be (the “Disputed Revenue Amount”) (and its method of calculating such amount, including the supporting data for such calculation), and the number of shares of Buyer Common Stock that the Buyer believes is due pursuant to Section 2.1(c) for such calendar year; and (ii) deliver or cause to be delivered such Revenue Statement to the Seller.

(ii) In the event that the Seller objects to the Buyer’s calculation of the Disputed Revenue Amount or the number of shares to be issued for such calendar year set forth in any Revenue Statement or requires further information in order to perform such calculations or determine such amounts, then within 90 days after the delivery to the Seller of such Revenue Statement (the “Initial Response Period”), the Seller shall deliver to the Buyer a written notice (an “Objection Notice”) (i) describing in reasonable detail the Seller’s objections to the Revenue Statement and/or (ii) requesting additional information from the Buyer that the Seller reasonably requests in order to confirm the information included in the Revenue Statement (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by the Buyer within 15 days after the Buyer’s receipt of such request). If the Seller does not deliver an Objection Notice to the Buyer during the Initial Response Period, then the Buyer’s calculation of the amounts set forth in the Revenue Statement shall be binding and conclusive on the Buyer and the Seller. If the Seller delivers an Objection Notice to the Buyer accompanied by a request for additional information from the Buyer as described above during the Initial Response Period, then the Seller shall have an additional 45 days after receiving the requested information from the Buyer (the “Final Response Period”) to deliver to the Buyer a written notice (a “Final Objection Notice”) describing in reasonable detail the Seller’s objections to the Revenue Statement. If the Seller has requested additional information during the Initial Response Period and does not deliver a Final Objection Notice to the Buyer during the Final Response Period, then the Buyer’s calculation of the amounts set forth in the Revenue Statement shall be binding and conclusive on the Buyer and the Seller.

(iii) Upon reasonable notice provided to the Buyer, the Buyer shall permit the Seller and/or any Representatives designated by the Seller and who have agreed in writing to be bound by the confidentiality restrictions contained in this Section 2.1(d)(iii), to examine the books and records of Zymark and the other Subsidiaries (to the extent related to Zymark and the other Subsidiaries, only to the extent necessary for the exercise of the Seller’s right to object to the Revenue Statement; provided, however, that such access shall be granted at reasonable times during normal business hours and in such a manner as not to interfere with the normal business operations of the Buyer, the Company or any Subsidiary. The Seller agrees that it shall hold (and shall cause the Representatives referred to in the preceding sentence to hold) all information acquired during such examination in strict confidence, subject to the Tax Exception, and shall use (and shall cause the Representatives referred to in the preceding sentence to use) such information only for purposes of making calculations under Sections 2.1(c) and providing evidence in connection with the resolution of any disputes under Section 2.1(c) or 2.1(d)

(iv) If the Seller and the Buyer are unable to reach agreement regarding the number of shares to be issued pursuant to Section 2.1(c), the Seller shall be entitled to pursue monetary damages and any other remedy available to it in accordance with Section 8.8.

(e) Post-Closing Finalization of Payment Amount.

(i) Within 60 days following the Closing Date, the Buyer shall (with the reasonable cooperation of the Seller) prepare and deliver to the Seller an unaudited determination of the Payment Amount, including its component parts such as the Cash Amount, the Indebtedness Amount and Modified Working Capital Amount (the “Preliminary Payment Amount”). The Seller shall have the right to review and examine the procedures, books records and workpapers used in the preparation of the Preliminary Payment Amount. This determination shall include any appropriate adjustments taking into account the extent to which the Seller manipulated the Payment Amount (e.g. accelerated receivables payments or deferred payables) or otherwise violated the provisions of Section 4.1(g)(xx) or Section 5.1(b)(xxiii).

(ii) In the event that the Preliminary Payment Amount is different than the Estimated Payment Amount and the Seller does not object to the Buyer’s determination of the Preliminary Payment Amount within 30 days of receipt thereof in the manner prescribed in Section 2.1(e)(iii), the Preliminary Payment Amount shall become the Final Payment Amount, and the difference between the Estimated Payment Amount and the Final Payment Amount shall be paid to the Seller by the Buyer or to the Buyer by the Seller, as the case may be, as set forth in Section 2.1(e)(iv).

(iii) The Seller shall have 30 days following delivery of the Preliminary Payment Amount to notify the Buyer in writing of any good faith objections to the determination of the Preliminary Payment Amount, which notice shall set forth in reasonable and specific detail a description and basis of the objection and the dollar amount of the objection.

(iv) The Buyer and the Seller shall in good faith work to resolve the Seller’s objections and to reach an agreed upon Payment Amount (“Final Payment Amount”)

within 45 days after receipt by the Buyer of the objection notice from the Seller. Upon such resolution, if any, or in the absence of any objection by the Seller as provided in Section 2.1(e)(iii): (A) in the case that the Estimated Payment Amount exceeds the Final Payment Amount, the Seller hereby agrees to make a payment to the Buyer equal to such excess; and (B) in the case that the Estimated Payment Amount is less than the Final Payment Amount, the Buyer shall pay to the Seller the amount of such shortfall. In both cases, such payment shall be due within three business days following the determination of the Final Payment Amount.

(v) If the Seller and the Buyer are unable to reach agreement pursuant to the preceding paragraph, the Seller and the Buyer shall seek to select a mutually agreeable “Final 4” accounting firm to resolve the dispute. To the extent they cannot agree on which firm to select, they shall each submit the name of a firm that certifies that it has not done more than a de minimus amount of work for the submitting party within the preceding two years. The determination of which firm resolves the dispute shall be done by lot and each party agrees that it shall not attempt to unduly influence the selected firm (the “Firm”). The Firm’s determination shall include any adjustments to the extent the Seller manipulated the Payment Amount (e.g. accelerated receivables payments or deferred payables) or otherwise violated Section 4.1(g)(xx) or Section 5.1(b)(xxiii).

(vi) The Seller and the Buyer may, however, submit a supporting memorandum for their position. In addition, the Buyer is not precluded from raising issues and taking positions not originally set forth in its Preliminary Payment Amount.

(vii) The Firm shall act in its capacity as an expert and not an arbitrator, shall only address disputed items, and shall be instructed to reach its conclusion within 45 days of its appointment and shall determine the Final Payment Amount, and (a) in the case that the Estimated Payment Amount exceeds the Final Payment Amount, the Seller hereby agrees to make a payment to the Buyer equal such excess, and (b) in the case that the Estimated Payment Amount is less than the Final Payment Amount, the Buyer shall pay to the Seller the amount of such shortfall. In both cases, such payment shall be due within three business days of notice of the Firm’s determination. The Firm’s determination of the Final Payment Amount shall be conclusive and binding for purposes of determining the Final Payment Amount. Such determination does not preclude, however, any claim by the Buyer or the Seller for a breach of a representation, warranty or covenant other than the Final Payment Amount provisions of this Section 2.1(e). The Firm shall also determine whether either the Buyer’s or the Seller’s overall position was in substantial part unreasonable.

(viii) The expenses of the Firm shall be borne equally by the Seller and the Buyer; provided, however, in the event that one of such parties’ position was found to be in substantial part unreasonable by the Firm, such unreasonable party will pay all of the expenses of the Firm.

(ix) Amounts due under this Section 2.1(e) shall bear interest at a rate of 5% per year, compounded daily.

2.2. Closing. Unless this Agreement shall have been terminated pursuant to Section 8.3, the closing of the purchase and sale of the Shares (the “Closing”) shall take place two business days after the satisfaction or waiver of the conditions set forth in Article III (other than those that by their nature are satisfied at the Closing), at the offices of Dechert LLP, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania, unless another date, time or place is agreed to in writing by the parties hereto (the “Closing Date”).

2.3. Closing Deliveries. Subject to the terms and conditions hereof, at the Closing:

(a) the Seller shall deliver to the Buyer certificates representing the Shares duly endorsed for transfer to the Buyer, or with separate stock powers attached thereto duly endorsed for transfer to the Buyer;

(b) the Buyer shall deliver to the Seller the Estimated Payment Amount, by wire transfer of immediately available funds to a bank account designated by the Seller in writing prior to the Closing;

(c) the Buyer shall deliver to the Seller a certificate representing the number of shares of Buyer Common Stock to be issued by the Buyer to the Seller at the Closing;

(d) the closing certificates and other documents required to be delivered pursuant to this Agreement will be exchanged;

(e) the Seller shall deliver to the Buyer copies of resolutions of the Seller and Berwind certified by the Secretary of the Seller and Berwind, respectively, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby;

(f) the Buyer shall deliver to the Seller copies of resolutions of the Board of Directors of the Buyer certified by the Secretary of the Buyer, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and

(g) the Seller shall deliver to the Buyer documents evidencing the termination of the agreements and delivery of documents described in Section 3.2(h) and (i).

ARTICLE III

CONDITIONS TO CLOSING

3.1. Conditions to the Obligations of the Buyer and the Seller. The respective obligations of the Buyer and the Seller to effect the purchase and sale of the Shares shall be subject to the satisfaction or waiver by the Buyer and the Seller (where permissible) at or prior to the Closing Date of the following conditions:

(a) No Restraints. No injunction, order or decree of any court or administrative agency of competent jurisdiction shall be in effect as of the Closing Date which restrains or prohibits the transactions contemplated hereby. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that makes the transactions contemplated hereby illegal or otherwise prohibiting any of the transactions contemplated hereby.

(b) Antitrust Waiting Periods. Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations promulgated thereunder (the “HSR Act”) shall have expired or terminated.

3.2. Conditions to the Obligations of the Buyer. The obligation of the Buyer to purchase and pay for the Shares shall be subject to the satisfaction or waiver by the Buyer at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Seller and Berwind made in this Agreement shall be true and correct in all respects on and as of the Closing Date, as though made on and as of the Closing Date (except those representations and warranties that address matters only as of a particular date which shall be true and correct as of that date) except for breaches or inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications and similar qualifications contained in such representations and warranties shall be disregarded). For purposes of this Section 3.2(a), the circumstances giving rise to one or more breaches of or inaccuracies in the representations and warranties of the Seller and Berwind will be deemed to have had a Material Adverse Effect to the extent that the Losses incurred by any Buyer Indemnified Party relating to, arising out of or in connection with such breaches or inaccuracies, individually or in the aggregate, have exceeded or could reasonably be expected to exceed ten million dollars ($10,000,000). The parties agree that no inference is intended by the immediately preceding sentence as to what would otherwise constitute a Material Adverse Effect, namely whether in any particular context, any Losses being incurred by the Buyer would be required for a Material Adverse Effect to occur or whether an amount of Losses greater or less than ten million dollars ($10,000,000) would be required for a Material Adverse Effect to occur.

(b) Agreements and Covenants. The Seller shall have performed or complied in all material respects with its agreements and covenants contained in this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c) No Governmental Litigation. There shall not be pending or threatened against the Buyer or any affiliate of the Buyer any Proceeding in which a Governmental Authority is or is threatened to become a party: (i) challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated by this Agreement; (ii) relating to the transactions contemplated by this Agreement and seeking to obtain from the Buyer any damages or other relief that may be material to the Buyer; or (iii) that could materially and adversely affect the right of the Buyer to own the Shares or operate the business of the Company or any Subsidiary.

(d) Other Conditions. (i) The statements set forth in Schedule 3.2(d)(i) shall be true and correct, and (ii) the statement set forth in Schedule 3.2(d)(ii) shall be true and correct.

(e) Termination of Benefit Plans. The Seller shall have caused to be terminated the 401(k) plan(s) of the Company and the Subsidiaries in accordance with Section 5.1(c).

(f) FIRPTA Compliance. The Seller shall have delivered to the Buyer the notification referred to in Section 5.1(d).

(g) Officer’s Certificates. The Seller shall have delivered to the Buyer (i) the certificate referred to in Section 5.1(e), and (ii) a certificate containing the representation and warranty of the Seller that the conditions set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d)(i), 3.2(e), 3.2(h) and 3.2(i) have been duly satisfied.

(h) Termination of PNC Bank Agreements and Repayment of Indebtedness. The Seller shall have (i) caused Zymark to repay all indebtedness owing by the Company or any Subsidiary to PNC Bank, including pursuant to the Credit Agreement and the Transaction Documents, (b) caused the Company and the Subsidiaries to terminate all of the agreements between the Company or any Subsidiary and PNC Bank, including the Interest Rate Swap Agreement, dated October 16, 2002, between Zymark and PNC Bank (the “Swap Agreement”), and (c) caused the termination of any Liability of the Company or any Subsidiary to PNC Bank or otherwise under the foregoing agreements, effective as of the Closing Date and in a form satisfactory to the Buyer.

(i) Berwind Agreements. The Seller and Berwind shall have (i) caused Zymark to repay all indebtedness and other amounts owed to Berwind pursuant to the Cash Management Agreement and the Service Agreement and Berwind to pay any amounts owed to Zymark thereunder, (ii) caused Berwind and Zymark to terminate the Cash Management Agreement and the Service Agreement in a form satisfactory to the Buyer, and (iii) caused the termination of any obligation on the part of the Company or any Subsidiary to satisfy (or be responsible for in any way) any Liability to, or to perform (or be responsible for the performance) under any agreement or arrangement for the benefit of, any of (A) the Related Parties (other than any employee of the Company or the Subsidiaries), (B) the Seller, (C) Berwind, (D) any Affiliate of the Seller or Berwind (other than the Company or the Subsidiaries) or (E) any member of the Seller, in each case in a form satisfactory to Buyer.

3.3. Conditions to the Obligations of the Seller. The obligation of the Seller to sell and deliver the Shares to the Buyer shall be subject to the satisfaction or waiver by the Seller (where permissible) at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Buyer made in this Agreement shall be true and correct in all respects on and as of the Closing

Date, as though made on and as of the Closing Date (except those representations and warranties that address matters only as of a particular date which shall be true and correct as of that date) except for breaches or inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to have a Buyer Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Buyer Material Adverse Effect” qualifications and other materiality qualifications and similar qualifications contained in such representations and warranties shall be disregarded).

(b) Agreements and Covenants. The Buyer shall have performed or complied in all material respects with all agreements and covenants contained in this Agreement required to be performed or complied with by the Buyer on or prior to the Closing Date.

(c) No Governmental Litigation. There shall not be pending or threatened against the Seller or any affiliate of the Seller any Proceeding in which a Governmental Authority is or is threatened to become a party: (i) challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated by this Agreement; (ii) relating to the transactions contemplated by this Agreement and seeking to obtain from the Seller any damages or other relief that is material to the Seller; or (iii) that could materially and adversely affect the right of the Seller to own the Buyer Common Stock to be issued to it at the Closing.

(d) Officer’s Certificates. The Buyer shall have delivered to the Seller a certificate containing the representation and warranty of the Buyer that the conditions set forth in Sections 3.3(a) and 3.3(b) have been duly satisfied.

(e) Restricted Stock Plan. Provided that the payments of the amounts set forth on Schedule 5.2(d) have been approved by the stockholders of the Company in the manner provided for under Section 280G(b)(5)(B) of the Code and applicable regulations, the board of directors of the Buyer shall (i) have adopted the Restricted Stock Plan and (ii) have granted, pursuant to the Restricted Stock Plan and subject to the Closing having occurred, restricted shares of Buyer Common Stock to the individuals (subject to such individuals having agreed to become, and having become, employees of the Buyer) and in the amounts set forth on Schedule 5.2(d).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1. Representations and Warranties of the Seller and Berwind. The Seller and Berwind hereby jointly and severally represent and warrant to the Buyer as follows:

(a) Organization, Authority. The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The Seller has all requisite power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, and is qualified or registered as a foreign corporation in all jurisdictions in which the character of the properties owned, operated or leased by the Seller or the nature of its activities is such that qualification or registration by the Seller as a foreign corporation is required by applicable Law, except where the failure to have such power and authority or to qualify and be in good standing could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All acts and other proceedings required to be taken by the Seller to authorize the execution and delivery of this Agreement, the performance by the Seller of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

(b) Ownership of Shares. The Seller owns all of the outstanding Shares, free and clear of any Encumbrances. The Seller has all requisite legal right, power and authority to transfer such Shares to the Buyer. Assuming the Buyer has the requisite corporate power and authority to be the lawful owner of the Shares, upon delivery to the Buyer at the Closing of certificates representing the Shares duly endorsed for transfer to the Buyer and receipt by the Seller of the consideration therefor, the Buyer will acquire the Shares free and clear of any Encumbrances, except for restrictions arising because such Shares constitute “restricted securities” within the meaning of Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”).

(c) No Conflict.

(i) The execution and delivery by the Seller of this Agreement, the performance by the Seller of its obligations hereunder and the consummation of the transactions contemplated hereby, will not (A) violate or conflict with the certificate of formation, the limited liability company agreement or other similar governing documents of the Seller, the Certificate of Incorporation and Bylaws of the Company, or the comparable organizational documents of the Subsidiaries, (B) violate any Law to which the Seller, the Company or the Subsidiaries are subject or violate or conflict with any Order applicable to the Seller, the Company or the Subsidiaries or (C) except as disclosed on Schedule 4.1(c)(i), violate, breach or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or the Subsidiaries under, or result in the creation of an Encumbrance on any of the properties or assets of the Company or the Subsidiaries pursuant to, any provision of any agreement, contract, note, bond, mortgage, indenture, or lease or other instrument binding upon the Company or the Subsidiaries or any Governmental Authorization held by the Company or the Subsidiaries, except in the case of the foregoing clause (c) for any such violation, conflict, default, right or lien which would not be material to the Company and the Subsidiaries taken as a whole.

(ii) Schedule 4.1(c)(ii) sets forth a complete and accurate list of all material consents, notices, waivers, approvals and authorizations, ratifications, permissions, permits, licenses, certificates, franchises, variances and clearances of, and registrations, qualifications, declarations and filings with, any Governmental Authority that are required to be obtained or made by or on behalf of any of the Seller, the Company or the Subsidiaries in connection with the execution and delivery by the Seller of this Agreement, the performance by the Seller of any of its obligations hereunder or the consummation of the transactions contemplated hereby, other than the HSR notification and report form referred to in Section 5.3(a). The failure to obtain any consent, waiver, approval, authorization, ratification or permission identified or required to be identified on Schedule 4.1(c)(ii) or Schedule 4.1(c)(iii) will not, and could not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Company and the Subsidiaries taken as a whole.

(iii) Schedule 4.1(c)(iii) sets forth a complete and accurate list of all consents, waivers, approvals and authorizations, ratifications or permissions of, and notices to, any third party (other than a Governmental Authority) that are required to be obtained or made by or on behalf of any of the Seller, the Company or the Subsidiaries in connection with the execution and delivery by the Seller of this Agreement, the performance by the Seller of any of its obligations hereunder or the consummation of the transactions contemplated hereby.

(d) Organization and Standing.

(i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all corporate power and corporate authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, and is qualified or registered as a foreign corporation in all jurisdictions in which the character of the properties owned, operated or leased by the Company or the nature of its activities is such that qualification or registration by the Company as a foreign corporation is required by applicable law, except where the failure to have such power and authority or to qualify or be registered could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Seller has made available to the Buyer true and complete copies of (A) the Certificate of Incorporation of the Company, as amended to date, (B) the Bylaws of the Company, as in effect on the date hereof, (C) the stock records of the Company, and (D) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the board of directors of the Company, and all committees of the board of directors of the Company. Schedule 4.1(d)(i) sets forth a complete and accurate list of all of the directors and officers of the Company as of the date hereof.

(ii) Except for the Subsidiaries, the Company does not own, directly or indirectly, any stock of, or any other equity interest in, any other corporation or business entity. Each Subsidiary is duly organized, validly existing, where applicable, is in good standing, and has full power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, and is qualified or registered as a foreign corporation, limited liability company or partnership (as the case may be) in all jurisdictions in which the character of the properties owned, operated or leased by such Subsidiary or the nature of its activities is such that qualification or registration by such Subsidiary as a foreign corporation or partnership (as the case may be) is required by applicable law, except where the failure to have such power and authority or to qualify or be registered could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Seller has made available to the Buyer true and complete copies of (A) the certificate of incorporation, bylaws or other similar governing instruments and organizational documents (the “Charter Documents”) of each of the Subsidiaries, in each case in effect as of the date hereof, (B) the stock records of Zymark, and (C) the minutes and other records of the meetings and other proceedings (including, if applicable, any actions taken by written consent or otherwise without a meeting) of the stockholders of Zymark and the board of directors of Zymark. Schedule 4.1 (d)(ii) sets forth a complete and accurate list of all of the directors and officers (or, if applicable, Persons holding similar governing and management positions) of each of the Subsidiaries as of the date hereof.

(e) Capital Structure.

(i) The authorized capital stock of the Company consists of 1000 shares of Preferred Stock, par value $10.00 per share, none of which are outstanding, and 1000 shares of Common Stock, par value $1.00 per share, of which 1000 shares are outstanding. The Shares (A) have been duly authorized and validly issued, (B) are fully paid and nonassessable, and (C) have been issued in full compliance with all applicable securities laws and other applicable Laws. There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which the Company is or may become obligated, contingently or otherwise, to issue any shares of capital stock of the Company or any other securities or rights convertible, exchangeable or exercisable for any such shares of capital stock, and no equity securities of the Company are reserved for issuance for any purpose.

(ii) The Company owns of record and beneficially all of the outstanding equity interests of Zymark, free and clear of any Encumbrances, except for restrictions arising because such equity interests constitute “restricted securities” within the meaning of Rule 144. Except as disclosed on Schedule 4.1(e), Zymark owns of record and beneficially all of the outstanding equity interests of each other Subsidiary, free and clear of any Encumbrances whatsoever, except for restrictions arising because such equity interests constitute “restricted securities” within the meaning of Rule 144 or similar restrictions governing the resale of securities outside the United States. Schedule 4.1(e) sets forth the number of shares of capital stock or other ownership units issued and outstanding with respect to each of the Subsidiaries. All of such shares of capital stock or other ownership units (i) have been duly authorized and validly issued, (ii) are fully paid and nonassessable, and (iii) have been issued in full compliance with all applicable securities laws and other applicable Laws.

(iii) There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which any Subsidiary is or may become obligated to issue any shares of capital stock of such Subsidiary or any other securities or rights convertible, exchangeable or exercisable for any such shares of capital stock, and no equity securities of any Subsidiary are reserved for issuance for any purpose.

(f) Financial Statements.

(i) Schedule 4.1(f)(i) sets forth (A) the audited consolidated balance sheets of Zymark and its subsidiaries as of December 31, 2002 (the “2002 Balance Sheet”, and December 31, 2002 being the “Balance Sheet Date”) and 2001, and the related audited consolidated statements of operations, stockholder’s equity and cash flows of Zymark and its subsidiaries for the years then ended, together with the notes to such financial statements, (B) the unaudited consolidated balance sheet of Zymark and its subsidiaries as of March 29, 2003 (the “March Balance Sheet”, and March 29, 2003 being the “March Balance Sheet Date”), and the related unaudited consolidated statements of operations, stockholder’s equity and cash flows of Zymark and its subsidiaries for the three-month period then ended, and (C) the unaudited consolidated statement of operations and consolidated balance sheets (not including statements of cash flows) for the months ended April 26, 2003 and May 24, 2003 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with the books and records of Zymark and present fairly, in all material respects, the consolidated financial position of Zymark and its subsidiaries as of December 31, 2002 and 2001, March 29, 2003, April 26, 2003 and May 24, 2003, and the consolidated results of operations and cash flows of Zymark and its subsidiaries for the periods then ended, in conformity with generally accepted accounting principles in the United States consistently applied (“GAAP”), except that the Financial Statements as of March 29, 2003, April 26, 2003 and May 24, 2003 do not include footnotes. Schedule 4.1(f)(i) sets forth the accurate dollar amount of the Consolidated Backlog as of each of March 29, 2003, April 26, 2003, and May 24, 2003, by product. Each such Consolidated Backlog amount was determined in a manner consistent with past practice.

(ii) The Company is a holding company and has never engaged in or conducted any business activities or operations other than those business activities associated with the owning of debt and equity securities of Zymark.

(iii) Except as set forth on Schedule 4.1(f)(iii), as of the date hereof the Company has (A) no assets other than the capital stock of Zymark and a deferred tax asset, and (B) no Liabilities.

(iv) As of the Closing, the Company will have (A) no assets other than the capital stock of Zymark and a deferred tax asset, and (B) no Liabilities.

(g) Absence of Changes or Events. Except as set forth in Part 1 of Schedule 4.1(g), since the Balance Sheet Date, the business of the Company and the Subsidiaries has been conducted in the ordinary course and there has not occurred any event or condition which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth in Part 2 of Schedule 4.1(g), neither the Company nor any of the Subsidiaries have:

(i) declared, accrued, set aside or paid any dividends or other distributions in respect of any class of its capital stock, or redeemed, purchased or otherwise acquired, or called for redemption, any of such stock or any other securities, or authorized the issuance of or issued any shares of capital stock or other securities;

(ii) merged or consolidated with or acquired the business of any other Person or, except for assets acquired in the ordinary course of business consistent with past practice, acquired, leased or licensed any material property or material asset from any other Person;

(iii) adopted or amended in any material respect any Benefit Plan or increased the compensation of any of its salaried employees except in the ordinary course of business consistent with past practice;

(iv) entered into any agreement with any of its shareholders or any Affiliate thereof, including any agreement to make advances or loans;

(v) amended any of its Charter Documents or been a party to any recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi) incurred any indebtedness (other than trade payables incurred in the ordinary course of business consistent with past practice) or issued any debt securities or assumed, guaranteed or endorsed the obligations of any person, except for endorsements for the purpose of collection and any intercompany loans among the Company and the Subsidiaries;

(vii) sold, leased, licensed or disposed of any material asset, except for the sale of inventory in the ordinary course of business consistent with past practice;

(viii) pledged or hypothecated any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except in respect to any Encumbrance created or imposed by operation of law that constitutes a Permitted Encumbrance;

(ix) disposed of, waived or permitted to lapse any rights to the use of any of its Intellectual Property;

(x) written off as uncollectible, or established any extraordinary reserve with respect to, any single account receivable or other indebtedness in excess of fifty thousand dollars ($50,000) or accounts receivable or other indebtedness in excess of one hundred and fifty thousand dollars ($150,000) in the aggregate;

(xi) entered into any lease or sublease of real property (other than the Real Property Leases) or exercised any purchase options or rights of first refusal contained in any of the Real Property Leases, or terminated, surrendered, canceled or assigned any of its properties demised under the Real Property Leases, or any part thereof;

(xii) forgiven or cancelled any debts or obligations owed to it or waived any right or claim, other than in the ordinary course of business consistent with past practice;

(xiii) incurred any capital expenditure or made any commitment for additions to property, plant or equipment, or entered into any lease agreement outside the ordinary course of business consistent with past practice and which, if purchased, would be reflected in the property, plant or equipment accounts;

(xiv) made any loan or advance (A) to any Person other than an executive officer of the Company or any Subsidiary in excess of $10,000, or (B) to any executive officer of the Company or any Subsidiary;

(xv) made any change in any method of accounting or keeping its books of account or accounting practices;

(xvi) incurred or suffered any damage, destruction or loss of any asset, whether or not covered by insurance, which Loss exceeds fifty thousand dollars ($50,000);

(xvii) entered into, or permitted any of the assets owned or used by it to become bound by, any material contract, other than in the ordinary course of business consistent with past practice;

(xviii) amended, modified, waived in any material manner any right under, or terminated any, Contract;

(xix) except Liabilities incurred (other than by the Company or to the Seller or any Affiliate of the Seller or a Related Party) in the ordinary course of business consistent with past practice, incurred any material Liability, including any liability for nonperformance or termination of any Contract;

(xx) either (A) made any change in its working capital practices generally or manipulated its operations or accounting for the purpose of maximizing the amount to be paid pursuant to Section 2.1(b), including accelerating any collections of cash or accounts receivable or deferring payments or (B) failed to make timely accruals, including with respect to accounts payable and Liabilities incurred in the ordinary course of business; or

(xxi) made any payments or transferred any funds to, or incurred any Liabilities to, the Seller, any of the Seller’s Affiliates (other than the Company or the Subsidiaries) or members, or any Related Party, other than (A) repayments of cash advanced by Berwind to Zymark pursuant to the terms of the Subordinated Revolving Credit Note and Cash Management Agreement, dated September 3, 1999 between Berwind and Zymark (the “Cash Management Agreement”), pursuant to which cash was advanced to Zymark by Berwind, (B) payments by Zymark to Berwind pursuant to the terms of the Amended Services Agreement dated January 1, 2002, between Berwind and Zymark (the “Service Agreement”) for periods ending prior to May 31, 2003, in each case for clauses (A) and (B) in the ordinary course of business consistent with past practice;

(xxii) agreed, whether in writing or otherwise, to take any action described in this Section 4.1(g)(i) through (xxi).

(h) Liabilities; Guaranties.

(i) The Company and the Subsidiaries do not have any material Liabilities except for (A) liabilities accrued or reserved against in the March Balance Sheet, (B) liabilities incurred after the March Balance Sheet Date in the ordinary course of business consistent with past practices, or (C) the matters disclosed in Schedule 4.1(h)(i).

(ii) Except as set forth in Schedule 4.1(h)(ii), neither the Company nor any of the Subsidiaries (A) is a guarantor for any Liability (including indebtedness) of any third party (other than the Company or the Subsidiaries), or (B) has any Liability to Seller or any of its Affiliates or any Related Party (other than (1) amounts owed by the Company or any Subsidiary to any employee of the Company or any Subsidiary that constitute compensation in the ordinary course of business consistent with past practice that is not yet payable, and (2) the Stay Incentive Amount).

(iii) Schedule 4.1(h)(iii) provides (A) an accurate and complete breakdown and aging of the accounts payable of the Company and the Subsidiaries as of the March Balance Sheet Date, and (B) an accurate and complete breakdown of the Company’s and the Subsidiaries’ Indebtedness as of May 24, 2003.

(iv) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall result in any Liability to the Company or any Subsidiary.

(v) The officer’s certificate to be delivered to the Buyer pursuant to Section 5.1(e) will be accurate and complete as of the Closing Date.

(i) Taxes.

(i) For purposes of this Agreement, (A) “Tax” or “Taxes” shall mean all Federal, state, local and foreign taxes, surtaxes, fees, charges, levies, excises, duties and assessments, tariffs, imposts, including any income, franchise, stamp, sales, use, payroll, environmental, occupation, net worth, value-added, inventory, property, or withholding taxes, as well as (I) any and all interest, fines, penalties and additions with respect to such amounts and (II) any amount payable with respect to the foregoing under any sharing, indemnity or other agreement (B) “Code” shall mean the Internal Revenue Code of 1986, as amended, including the rules and regulations thereunder and any substitute or successor provisions.

(ii) The Company and the Subsidiaries have filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax returns (including information returns), reports, elections, schedules and forms that were required to be filed by the Code or by applicable state, local or foreign Tax laws (collectively, “Returns”). All material Taxes due and payable by the Company and the Subsidiaries have been timely paid in full; and no tax liens have been filed (other than Taxes not yet due and payable). The Company and the Subsidiaries have maintained and possessed for the required period of time all documents required by the Code to be maintained by the Company and the Subsidiaries. There is no liability for unpaid Taxes of the Company or the Subsidiaries other than any Taxes that are not yet due and which either have been accrued on the March Balance Sheet or which are first arising after the March Balance Sheet Date and are incurred in the ordinary course of business.

(iii) Except as set forth on Schedule 4.1(i)(iii), no presently effective waivers or extensions of statutes of limitation with respect to Taxes have been given with respect to the Company and the Subsidiaries for any taxable years. Except as set forth on Schedule 4.1(i)(iii), as of the date of this Agreement, the Returns filed by, or with respect to, the Company and the Subsidiaries are not, being examined by, and no notification of intention to examine has been received by the Company or the Subsidiaries from the Internal Revenue Service (“IRS”) or any other Governmental Authority. Except as set forth on Schedule 4.1(i)(iii), as of the date of this Agreement, no currently pending issues involving the Company or the Subsidiaries have been raised in writing by the IRS or any other Governmental Authority in connection with any Return. No claims are being asserted or, to the Seller’s Knowledge, threatened with respect to any Taxes, except as set forth on Schedule 4.1(i)(iii). The Seller has made available to the Buyer complete and accurate copies of all Returns filed by or with respect to the Company or any Subsidiary for the past three (3) years.

(iv) Neither the Seller nor any of the Seller’s Affiliates (excluding the Company and the Subsidiaries) are members of an affiliated or consolidated group of corporations, within the meaning of section 1504 of the Code (or any similar provision of state, local or foreign law), that includes the Company or the Subsidiaries. The Company and Zymark are members of an affiliated group of corporations, within the meaning of section 1504 of the Code, of which the Company is the common parent corporation.

(v) Except as set forth on Schedule 4.1(i)(v) attached hereto:

(A) None of the federal income tax returns of the Company and the Subsidiaries are under audit by the IRS and no extension of the statute of limitations has been granted with respect to such returns.

(B) Neither the Company nor any of the Subsidiaries has ever been, or is a party to any agreement, arrangement, or practice for the sharing of Taxes (other than any such agreement, arrangement or practice solely between the Company and any of the Subsidiaries or between any of the Subsidiaries) or is obligated to indemnify any other party for Taxes (including any agreement to reimburse or compensate any Person for any Tax incurred under Section 4999 of the Code) or been included in an consolidated, combined or unitary return that included any company or entity other than the Company and the Subsidiaries.

(C) Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement, or plan that has resulted or could reasonably be expected to result in combination with other events, except for entering into any agreement to pay any Excluded 280G Payments, separately or in combination with other payments, except any Excluded 280G Payments, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(D) Aside from the effect of the transaction contemplated by this Agreement, neither the Company nor any Subsidiary has any net operating losses or other Tax attributes currently subject to limitation under Sections 382, 383, or 384 of the Code.

(E) The transactions contemplated herein are not subject to any tax withholding provisions.

(F) Neither the Company nor any Subsidiary has a permanent establishment in any country other than its country of incorporation, as defined in any applicable Tax treaty between the United States and such other country.

(G) Neither the Company nor any Subsidiary is or has been a controlled corporation to which Section 355(e) of the Code applies.

(H) Neither the Company nor any Subsidiary has filed a consent under Section 341(f) of the Code.

(I) Neither the Company nor any Subsidiary has agreed to reimburse or compensate any Person for any Tax incurred under Section 4999 of the Code.

(j) Properties.

(i) Except as disclosed in Schedule 4.1(j)(i), each of the Company and the Subsidiaries has good and marketable title to all of the properties and assets purported to be owned by it, including (A) all assets reflected on the March Balance Sheet (except for inventory sold since the March Balance Sheet Date in the ordinary course of business consistent with past practice), (B) all assets acquired by the Company or the Subsidiaries since the March Balance Sheet Date (except for inventory sold since the March Balance Sheet Date in the ordinary course of business consistent with past practice), (C) the assets referred to in Schedules 4.1(k), 4.1(l), 4.1(m) and 4.1(n)(i) and all of its rights under the Contracts, and (D) all other assets reflected in its books and records as being owned by it, free and clear of all Encumbrances other than Permitted Encumbrances.

(ii) Schedule 4.1(j)(ii) identifies all material assets (other than real property) that are being leased to the Company or any Subsidiary as of the date hereof.

(iii) Set forth on Schedule 4.1(j)(iii) is a list of all leases for all real property (the “Real Property Leases”) leased by the Company and the Subsidiaries as of the date hereof (the “Real Property”). The Company and the Subsidiaries have not received any written notices claiming a tenant default under any of the Real Property Leases. The Seller has made available to the Buyer complete and correct copies of the Real Property Leases. Except as set forth on Schedule 4.1(j)(iii), none of the Company or any Subsidiary owns any real property or any interest therein other than the leasehold interests conveyed pursuant to the Real Property Leases.

(k) Accounts Receivable.

(i) Schedule 4.1(k)(i) provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company and the Subsidiaries as of the March Balance Sheet Date.

(ii) To the Seller’s Knowledge, except as set forth in Schedule 4.1(k)(ii), all existing accounts receivable of the Company and the Subsidiaries (including those accounts receivable reflected on the March Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the March Balance Sheet Date and have not yet been collected) represent valid obligations of customers of the Company and the Subsidiaries arising from bona fide transactions entered into in the ordinary course of business.

(l) Inventory. Schedule 4.1(l) provides an accurate and complete breakdown of all inventory (including raw materials, work in process and finished goods) of the Company and the Subsidiaries as of the March Balance Sheet Date. Except to the extent of any inventory reserves set forth in the March Balance Sheet, all of the existing inventory of the Company and the Subsidiaries (including all inventory that is reflected on the March Balance Sheet and that has not been disposed of by the Company or the Subsidiaries since the March Balance Sheet Date): (A) is of such quality and quantity as to be usable and saleable by the Company or the Subsidiaries in the ordinary course of business, (B) has been priced at the lower of cost or market value using the “first-in, first-out” method, and (C) is free of any material defect.

(m) Equipment. Schedule 4.1(m) accurately identifies all equipment, furniture and other tangible assets (other than inventory) owned by the Company and the Subsidiaries and having a value equal to or in excess of ten thousand dollars ($10,000). Each material asset identified or required to be identified in Schedule 4.1(m) is in good condition and repair (ordinary wear and tear excepted).

(n) Intellectual Property.

(i) Each item of Company Intellectual Property in which the Company or the Subsidiaries has or purports to have an ownership interest as of the date hereof (other than Intellectual Property Rights or Intellectual Property exclusively or non-exclusively licensed to the Company or the Subsidiaries) and which is Registered IP is set forth in Schedule 4.1(n)(i). Schedule 4.1(n)(i) contains a complete and accurate list of any other Person that has a joint ownership interest in any such item of Registered IP and the nature of such ownership interest.

(ii) Each material license, sublicense or other agreement (other than “shrink wrap” and similar standard end-user licenses for commercial software) pursuant to which as of the date hereof the Company and the Subsidiaries are authorized to use Company Intellectual Property is set forth in Schedule 4.1(n)(ii).

(iii) Each material license, sublicense or contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Intellectual Property (other than licenses and related agreements with respect to the Company’s or the Subsidiaries’ products and services provided to end-users that have been entered into in the ordinary course of business and that do not materially differ in substance from the standard form(s) of end-user licenses and related agreements set forth in Schedule 4.1(n)(iv)) is set forth in Schedule 4.1(n)(iii) and is accurately identified as being an exclusive or non-exclusive license. Except for the licenses and rights granted in contracts identified in Schedule 4.1(n)(ii) or Schedule 4.1(n)(iii), neither the Company nor any Subsidiary is bound by, and no Company Intellectual Property is subject to, any material contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any Subsidiary to use, exploit, assert, or enforce any Company Intellectual Property anywhere in the world.

(iv) Except for Intellectual Property Rights or Intellectual Property (a) exclusively or non-exclusively licensed to the Company or the Subsidiaries, as identified as to material contracts in Schedule 4.1(n)(ii), (b) jointly owned by the Company or the Subsidiaries, on the one hand, and a third party, on the other, as identified on Schedule 4.1(n)(i) and as to other material Company Intellectual Property on Schedule 4.1(n)(iv), and (c) licensed by the Company or the Subsidiaries to third parties, as identified as to material agreements on Schedule 4.1(n)(iii), or pursuant to standard end-user licenses in the form attached to Schedule 4.1(n)(iv), the Company and the Subsidiaries exclusively own all right, title and interest to and in the Company Intellectual Property free and clear of any Encumbrances.

(v) Except as set forth on Schedule 4.1(n)(v):

(A) none of the Seller, the Company nor any Subsidiary has received any written communication or notice, and no Proceeding is pending, or to the Knowledge of the Seller, is threatened, alleging that the operation of the business of the Company and the Subsidiaries infringes upon or misappropriates any Intellectual Property Rights of third parties (including any claim that the Company or any of the Subsidiaries must license or refrain from using any Intellectual Property Rights of any third party); and

(B) none of the Seller, the Company nor any Subsidiary has received any written communication or notice, and no Proceeding is pending, or, to the Seller’s Knowledge, is threatened, which challenges the legality, validity, enforceability, use or ownership of any Company Intellectual Property owned by or exclusively licensed to the Company or the Subsidiaries.

(vi) (A) None of the products manufactured, distributed and sold by the Company or any of the Subsidiaries infringe upon or misappropriate any Intellectual Property Rights held, owned or used by any third party, and (B) to the Seller’s Knowledge, none of the Company Intellectual Property owned by or exclusively licensed to the Company or the Subsidiaries is being infringed upon or misappropriated by others, or has been the subject of dispute, whether or not resulting in any Proceeding, except for claims, alleged infringements or disputes set forth in Schedule 4.1(n)(vi).

(vii) To the Seller’s Knowledge, all Company Intellectual Property is valid, subsisting and enforceable.

(viii) Neither the execution or delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (A) a loss of, or Encumbrance on, any Company Intellectual Property, (B) a breach of any contract listed or required to be listed in Schedule 4.1(n)(ii), (C) the release, disclosure or delivery of any Company Intellectual Property by or to any escrow agent or other Person; or (D) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company Intellectual Property.

(ix) Except as set forth in Schedule 4.1(n)(ix), no source code for any software included in the Company Intellectual Property has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or any Subsidiary. Neither the Company nor any Subsidiary has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any software included in the Company Intellectual Property to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or any Subsidiary.

(x) Except as set forth in Schedule 4.1(n)(x), each Person who is or was since September 3, 1996 an employee or independent contractor of the Company or any Subsidiary and who is or was involved in the creation or development since September 3, 1996 of any Company IP has signed a valid and enforceable agreement containing an irrevocable assignment of Intellectual Property Rights to the Company or the Subsidiaries and confidentiality provisions protecting the Company IP.

(o) Contracts. Except as described in Part 1 of Schedule 4.1(o), the Company and the Subsidiaries are not as of the date of this Agreement party to or bound by any:

(i) employment agreements (excluding any such contract or arrangement for which the total compensation during each of the last two years was less than one hundred thousand dollars ($100,000) per person or contracts which are terminable by the Company or the Subsidiaries at will without any payment to be made by the Company or any Subsidiary, subject to requirements imposed by law and subject to notice and severance policies of the Company and the Subsidiaries);

(ii) employee collective bargaining agreement or other contract with any labor union;

(iii) consulting agreements or agreement with independent contractors entered into by the Company or any Subsidiary with any third party contemplating the creation and/or development of Company Intellectual Property;

(iv) lease or similar agreement under which the Company or the Subsidiaries are lessee of, or hold or use, any machinery, equipment, vehicle or other tangible personal property owned by a third party with an annual payment in excess of one hundred thousand dollars ($100,000);

(v) contract that involves the obligation of the Company or the Subsidiaries to purchase materials, supplies, equipment or services from others for payment of more than one hundred thousand dollars ($100,000) or which is not terminable by the Company or the Subsidiaries on not more than ninety (90) days’ notice without penalty or premium;

(vi) contract (excluding purchase orders in the ordinary course of business) that involves the obligation of the Company or the Subsidiaries to deliver products or services to third parties for annual payment of more than one hundred and fifty thousand dollars ($150,000) or which is not terminable by the Company or the Subsidiaries on not more than ninety (90) days’ notice without penalty or premium of more than fifty thousand dollars ($50,000);

(vii) broker, distributor, reseller, dealer, representative or agency agreement that requires a payment of or generates revenues in excess of fifty thousand dollars ($50,000) per year or concerns assets valued in excess of fifty thousand dollars ($50,000);

(viii) contract pursuant to which the Company or the Subsidiaries have since January 1, 2000 acquired or agreed to acquire or sell an equity interest in or all or substantially all of the assets or business of any Person;

(ix) agreement or contract under which the Company or the Subsidiaries have borrowed any money or issued any outstanding note, bond, indenture or other similar evidence of indebtedness or guaranteed outstanding indebtedness, or Liabilities of others, in each case for an amount in excess of fifty thousand dollars ($50,000) (other than endorsements for the purpose of collection in the ordinary course of business or intercompany loans among the Company and the Subsidiaries);

(x) mortgage, pledge, security agreement, deed of trust or other document, in each case granting an Encumbrance on the assets or properties of the Company or any Subsidiary (including liens upon properties acquired under conditional sales, capital leases or other title retention or security devices) securing obligations in excess of fifty thousand dollars ($50,000);

(xi) agreement which primary purpose is to provide for the indemnification by the Company of any Person;

(xii) contract containing covenants limiting the freedom of the Company or any of the Subsidiaries to compete in any line of business with any Person or in any area or territory, or any contract providing any Person with the exclusive right to sell any product or service to the Company or any of the Subsidiaries, or any contract granting any Person the exclusive right to purchase or distribute any product made by the Company or any of the Subsidiaries;

(xiii) all customer contracts in excess of fifty thousand dollars ($50,000) entered into by the Company or any of the Subsidiaries which offer products to customers at a price that is less than (A) the aggregate cost of raw materials and labor incurred by the Company or any Subsidiary in the manufacture of such products, or (B) the cost incurred by the Company or any Subsidiary to have such products manufactured by a third party;

(xiv) agreement that by its terms may be cancelled, terminated, amended or modified, or pursuant to which payments might be required or acceleration of benefits may be required in an amount in excess of fifty thousand dollars ($50,000), in connection with or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;

(xv) license agreement in excess of fifty thousand dollars ($50,000), having the Company or any Subsidiary either as licensor or licensee or any contract or arrangement of any kind whatsoever which requires the payment of royalties in excess of fifty thousand dollars ($50,000);

(xvi) agreement involving the sharing of revenues, profits, losses, costs or Liabilities; and

(xvii) any partnership or joint venture agreement with any third party.

The Seller has made available to the Buyer accurate and complete copies of the contracts described on Schedule 4.1(o), including all amendments thereto. Except as set forth in Part 2 of Schedule 4.1(o), the Company and the Subsidiaries are not (with or without the lapse of time or the giving of notice, or both) in breach or default under any agreement, contract, lease, license, commitment or instrument of the Company or the Subsidiaries described on Schedule 4.1(o) or the other Schedules hereto (collectively, including the Real Property Leases, the “Contracts”) and, to the Knowledge of the Seller, no other party to any of the Contracts is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except in each case for such breaches or defaults which could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Except as set forth in Part 2 of Schedule 4.1(o), none of the Company nor any Subsidiary has received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential breach of, or default under, any Contract. Each of the Contracts represents a legally valid, binding and enforceable obligation of each of the Company and the Subsidiaries which is a party thereto, and to the Knowledge of the Seller, represents a legally valid, binding and enforceable obligation of the other parties thereto. The Company and the Subsidiaries have not expressly waived any of their material rights under any Contract. The Contracts are all of the material contracts, agreements, licenses and commitments of the Company and the Subsidiaries as of the date hereof. Except as set forth in Part 2 of Schedule 4.1(o), no Person is renegotiating any term or provision of any Contract involving a payment by the Company or any Subsidiary, or any customer of the Company or any Subsidiary, in excess of one hundred and fifty thousand dollars ($150,000). Part 2 of Schedule 4.1(o) identifies and provides as of the date hereof an accurate and complete description of each proposed contract or agreement as to which any bid, offer, written proposal, term sheet or similar document that (A) if accepted by the recipient thereof would be binding on the Company or any Subsidiary, and (B) involves a payment in excess of one hundred and fifty thousand dollars ($150,000), except for proposed contracts or agreements which, if accepted, would result in purchase orders by customers made in the ordinary course of business of the Company or the Subsidiaries.

(p) Litigation; Orders. Schedule 4.1(p) sets forth a list of all Proceedings pending or, to the Knowledge of the Seller, overtly threatened (i) against the Company, the Subsidiaries or involving or relating to any of their properties, assets, operations or businesses, or (ii) that challenges, or that could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby. The Seller has made available to the Buyer accurate and complete copies of all pleadings, correspondence and other written materials to which the Seller, the Company or any Subsidiary has access that relate to the Proceedings identified in Schedule 4.1(p). Except as disclosed on Schedule 4.1(p), there have not been in the last 5 years and there currently are no Orders against the Company, the Subsidiaries or involving or relating to any of their properties, assets, operations or businesses. To the Knowledge of the Seller, no officer or employee of the Company or any Subsidiary is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Subsidiary.

(q) Insurance. Set forth on Schedule 4.1(q) is a list of all policies of insurance held by, or maintained on behalf of, the Company or the Subsidiaries as of the date hereof in effect for policy periods beginning on or after January 1, 2001, indicating for each policy the carrier, the insured, the type of insurance, the amounts of coverage, the expiration date, and a description of any claims pending, and any claims in excess of two hundred and fifty thousand dollars ($250,000) that have been asserted in writing in the past five years, with respect to such policy. Except as set forth on Schedule 4.1(q), all such policies are in full force and effect, all premiums due and payable thereon have been paid in full and the Company and the Subsidiaries have not received any notice of cancellation, amendment or dispute as to coverage with respect to any such policies. Neither the Company nor any Subsidiary has been denied insurance coverage or suffered any cancellation of any insurance coverage during the past five years. The nature, scope and dollar amounts of the insurance coverage provided by the policies identified in Schedule 4.1(q) are commercially reasonable for similarly situated Persons conducting businesses similar to those of the Company and the Subsidiaries.

(r) Benefit Plans.

(i) Schedule 4.1(r) and Schedule 4.1(v)(vi) set forth an accurate and complete list of all Benefit Plans. (For purposes of this Section 4.1(r), (A) a Benefit Plan covering employees or independent contractors of the Company or a Subsidiary whose principal place of employment or rendering services is (or, in the case of a former employee or independent contractor, was) in the United States of America shall be referred to herein as a “U.S. Benefit Plan” and (B) a Benefit Plan other than a Benefit Plan required to be maintained or to which contributions are required by the law of the relevant jurisdiction shall be referred to herein as a “Non-Governmental Benefit Plan.”)

(ii) As applicable with respect to each Benefit Plan, the Seller has made available to the Buyer accurate and complete copies of (A) each current Benefit Plan document, including any amendments, (B) all trust documents and custodial agreements relating thereto, (C) the most recent summary plan description, together with the summaries of material modifications thereto, provided under a U.S. Benefit Plan, (D) if the U.S. Benefit Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of U.S. Benefit Plan assets, (E) administrative service agreements and group insurance contracts with respect to a Benefit Plan, (F) all written materials provided to any employee or independent contractor of the Company or the Subsidiaries by the Company or the Subsidiaries, which, with respect to any Benefit Plan, describe any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material liability to the Company or any Subsidiary, (G) all material correspondence to or from any Governmental Authority relating to any Benefit Plan, (H) all insurance policies in the possession of the Company or any Subsidiary pertaining to fiduciary liability insurance covering the fiduciaries for each U.S. Benefit Plan, (I) the three most recent annual reports (Form 5500 and all schedules thereto) filed with the Department of Labor or IRS, (J) any audited financial statements and actuarial valuation reports for the most recent fiscal year, (K) all discrimination tests required under the Code for each Benefit Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years, and (L) the most recent IRS determination letter.

(iii) Except as disclosed on Schedule 4.1(r):

(A) Each Benefit Plan has been maintained, operated and administered in substantial compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and other applicable Laws.

(B) No U.S. Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. The Company, the Subsidiaries and the ERISA Affiliates have never contributed to, or withdrawn from, any “multiemployer plan” and do not have any fixed or contingent liability under Section 4204 of ERISA.

(C) The U.S. Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code (each a “Pension Plan”) have received or requested determination letters from the IRS to the effect that such Pension Plans are qualified and the related trusts are exempt from federal income taxes and no determination letter with respect to any Pension Plan has been revoked, and to the Knowledge of the Seller, no event has occurred which would cause the revocation of such determination letter.

(D) None of the Company, the Subsidiaries or any ERISA Affiliates, and, to the Knowledge of the Company, no other party has engaged in a prohibited transaction, as defined under Section 4975 of the Code or Sections 406 or 407 of ERISA relating to the Benefit Plans. Neither the Company or any Subsidiary has incurred any taxes, penalties or other Liabilities under Sections 4975 through 4980 of the Code or Sections 409 or 502(i) of ERISA.

(E) The Company and all Subsidiaries have substantially performed all material obligations required to be performed by them under, are not in default or violation of, and have no Knowledge of any default or violation by any other party to, the material terms of any Benefit Plan. All contributions to any Benefit Plan which have been required by the Company, the Subsidiaries or any ERISA Affiliate in accordance with the terms of such Benefit Plan have been timely made or accrued. No Benefit Plan maintained, sponsored or contributed to by the Company or the Subsidiaries is subject to Part 3, Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Each Benefit Plan maintained by ERISA Affiliates other than the Company or the Subsidiaries and which is subject to Title IV of ERISA has assets sufficient on a plan termination basis to be eligible on the Closing Date for standard termination pursuant to Section 4041 of ERISA without the Company, the Subsidiaries or an ERISA Affiliate being required to make any additional contributions. The Pension Benefit Guaranty Corporation (“PBGC”) has not instituted proceedings to terminate any such Benefit Plan or to appoint a trustee or administrator of any such Benefit Plan, and no circumstances exist that constitute grounds under Title IV of ERISA for any such proceeding. There has been no “reportable event” within the meaning of Section 4043 of ERISA that has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would authorize the PBGC to institute termination proceedings with respect to any such Benefit Plan.

(F) Each U.S. Benefit Plan that is a “group health plan” within the meaning of ERISA Section 607(1) and that is subject to Code Section 4980B has been operated in compliance in all material respects with the continuation coverage requirements of those provisions.

(G) No Benefit Plan that benefits employees or independent contractors of the Company or the Subsidiaries (a “Company Benefit Plan”) provides death or medical benefits beyond termination of service or retirement other than (i) coverage mandated by law, or (ii) benefits under a Benefit Plan qualified under Code Section 401(a).

(H) With respect to any Company Benefit Plan, no actions, audits, investigations, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Seller’s Knowledge, threatened.

(I) The execution, delivery and performance by the Seller of this Agreement and the transactions contemplated hereby will not constitute an event under any Benefit Plan that will result in any payment (whether as severance pay or otherwise), acceleration, vesting or increases in benefits with respect to any employee of the Company or the Subsidiaries.

(J) Except to the extent prohibited by applicable Law, there is no Non-Governmental Benefit Plan which cannot be amended, terminated or otherwise discontinued by the Company at will. No such amendment, termination or other discontinuance of a Non-Governmental Plan immediately after the Closing Date would result in any additional expense or loss of assets of the Company, the Subsidiaries or any trust or other fund established in connection with such Benefit Plans other than the ordinary and routine administrative expenses associated with such amendment, termination or other discontinuance.

(K) The fair market value of the assets of each funded Benefit Plan, the liability of each insurer for any Benefit Plan funded through insurance, or the book reserve established for any Benefit Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Benefit Plan, and no transaction contemplated by this Agreement shall cause any such assets or insurance obligations to be less than such benefit obligations.

(s) Compliance with Applicable Laws. Except as set forth in Schedule 4.1(s), the Company and the Subsidiaries are and have been at all times in full compliance in all material respects with all applicable Laws. Except as set forth on Schedule 4.1(s), the Company and the Subsidiaries have not received any communication from any Person regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Law. The Seller has made available to the Buyer an accurate and complete copy of each report, study, survey or other document to which the Seller, the Company or any Subsidiary has access that addresses or otherwise relates to the compliance of the Company or any Subsidiary with, or the applicability to the Company or any Subsidiary of, any Law.

(t) Licenses; Permits. Schedule 4.1(t) contains a complete and accurate list of each material Governmental Authorization held by the Company or any Subsidiary. The Governmental Authorizations identified on Schedule 4.1(t) constitute all material Governmental Authorizations necessary (i) to enable the Company and the Subsidiaries to conduct their businesses as they are currently being conducted and (ii) to permit the Company and the Subsidiaries to own and use their assets in the manner in which they are currently owned and used. The Company and the Subsidiaries are, and have been during the past four years, in full compliance in all material respects with all requirements in connection with the Governmental Authorizations identified or required to be identified on Schedule 4.1(t) and such Governmental Authorizations will not be subject to suspension, modification or revocation as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except as set forth on Schedule 4.1(t). Since January 1, 2001, none of the Seller, the Company or any Subsidiary has received any notice or other communication from any Governmental Authority or any other Person regarding (A) any actual, alleged or potential violation of or failure to comply with any term or requirement of any Governmental Authorization by the Company or any Subsidiary, or (B) any actual, proposed or potential revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization held by the Company or any Subsidiary. All applications required to have been filed for the renewal of the Governmental Authorizations required to be identified in Schedule 4.1(t) have been duly filed on a timely basis with the appropriate Governmental Authorities, and each other notice or filing required to have been given or made with respect to such Governmental Authorizations has been duly given or made on a timely basis with the appropriate Governmental Authority.

(u) Environmental Matters. Except as set forth on Schedule 4.1(u):

(i) The Company and the Subsidiaries have all material Governmental Authorizations required for (A) the operation or conduct of the businesses of the Company and the Subsidiaries as currently conducted, and (B) the ownership and use of the assets of the Company and the Subsidiaries, in each case under applicable Environmental Laws (“Environmental Permits”). The Company and the Subsidiaries are and have been in material compliance with all applicable Environmental Laws.

(ii) Since September 3, 1996, the Company and the Subsidiaries have received no written notice or communication from any Governmental Authority regarding the actual, alleged or potential violation of, or the failure to comply with, any Environmental Law or Environmental Permit.

(iii) None of the Company or any Subsidiary is liable or potentially liable for any response cost or natural resource damages under Section 107(a) of CERCLA, or under any other so-called “superfund” or “superlien” law or similar Law, at or with respect to any site (excluding any real property that is, or that has at any time been owned, leased to, controlled by or used by the Company or any Subsidiary) relating to any Hazardous Substance generated, manufactured, produced, transported, imported, used, treated, refined, processed, handled, stored, discharged, released, emitted or disposed of by the Company or any Subsidiary.

(iv) Since September 3, 1996, the Company and the Subsidiaries have received no requests for information, notice of claim, demand, or notification that they are, or may be, potentially responsible with respect to any investigation, cleanup or other remedial action (“Remediation”) with respect to any actual or threatened Release (as defined in CERCLA) of any Hazardous Substance.

(v) There has been no generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release, emission or disposal of any Hazardous Substance by the Company or any Subsidiary at, from or on any real property that is, or that has at any time been owned, leased to, controlled by or used by the Company or any Subsidiary in material violation of any Environmental Law or Environmental Permit or which has created a condition which imposes material liability or responsibility on the Company or the Subsidiaries for Remediation as of the Closing Date. Since September 3, 1996, none of the Company or any Subsidiary has received any written notice or other communication from any Governmental Authority or other Person regarding any actual, alleged or potential Liability of the Company or any Subsidiary arising from or relating to the presence, generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release, emission or disposal of any Hazardous Material. Since September 3, 1996, no Person has commenced or, to the knowledge of Seller, threatened to commence any contribution action or other Proceeding against the Company or any Subsidiary in connection with any such actual, alleged or potential Liability.

(vi) The representations and warranties contained in this Section 4.1(u) shall be the sole and exclusive representations and warranties with respect to environmental matters.

(v) Employee and Labor Matters.

(i) Schedule 4.1(v)(i) accurately sets forth, as of the date hereof, with respect to each employee of the Company and each Subsidiary (including any employee who is on a leave of absence or on layoff status): (A) the name of such employee and the date as of which such employee was originally hired by the Company or the Subsidiary, (B) such employee’s title and a description of such employee’s duties and responsibilities, (C) the aggregate dollar amount of the compensation (including wages, salary, commissions, director’s fees, taxable fringe benefits, bonuses, profit-sharing payments and other payments or benefits of any type) reported by the Company for such employee with respect to services performed in 2002, (D) such employee’s annualized compensation as of the date of this Agreement, (E) each Benefit Plan in which such employee participates or is eligible to participate, (F) any visa or other Governmental Authorization that relates to such employee’s employment about which the Seller has Knowledge, and (G) such employee’s status as exempt or non-exempt.

(ii) Schedule 4.1(v)(ii) accurately identifies, as of the date hereof, each former employee of the Company or any Subsidiary who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any material benefits from the Company or any Subsidiary which relate to such former employee’s employment with the Company or any Subsidiary, and Schedule 4.1(v)(ii) accurately describes such benefits and identifies such former employee’s status as exempt or non-exempt.

(iii) Except (A) for each employment contract that constitutes a Contract, and (B) to the extent prohibited by applicable Law, the employment of each of the employees of the Company or any Subsidiary is terminable at will. The Seller has made available to the Buyer accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current and former employees of the Company and the Subsidiaries.

(iv) Schedule 4.1(v)(iv) accurately sets forth, as of the date hereof, with respect to each independent contractor of the Company and the Subsidiaries: (A) the name of such independent contractor and the date as of which such independent contractor was originally hired by the Company or the Subsidiary, (B) a description of such independent contractor duties and responsibilities, (C) the amount of the taxable compensation paid by the Seller, the Company or any Subsidiary to such independent contractor with respect to services performed in 2002, and (D) the terms of compensation of such independent contractor.

(v) None of the Company and the Subsidiaries are or have in the past been party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or the Subsidiaries, and no collective bargaining agreement is being negotiated by the Company or the Subsidiaries. Neither the Company nor any Subsidiary has a duty to bargain with any labor organization. To the Seller’s Knowledge, there is no organizational effort presently being made or threatened on behalf of any labor union with respect to the employees of the Company or the Subsidiaries, there is no pending question concerning representation, and no labor organization has demanded recognition as the representative of any unit of employees of the Company or of any Subsidiary. There has never been any labor strike, or organized labor dispute, or material work stoppage or lockout pending or, to the Knowledge of the Seller, overtly threatened against or affecting the Company or the Subsidiaries or the employees of the Company or any Subsidiary. None of the Company or any Subsidiary is or has ever been engaged in any unfair labor practice of any nature. There are no material actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Seller, overtly threatened relating to any labor, safety or discrimination matters involving any employee of the Company or any Subsidiary, including charges of unfair labor practices or discrimination complaints.

(vi) Schedule 4.1(v)(vi) contains a complete and accurate list of all contracts and agreements to which the Company or any Subsidiary is a party or by which the assets or properties of the Company or any Subsidiary are bound pursuant to which the Company or any Subsidiary has an obligation to pay to any employee or independent contractor any retention bonus or other similar amount payable to induce such employee or independent contractor to continue his or her employment or engagement with the Company or any Subsidiary (other than salary or wages payable in the ordinary course of business).

(w) Transactions with Related Parties. Except as set forth on Schedule 4.1(w), (i) no Related Party is a party to any contract or agreement with the Company or the Subsidiaries, (ii) no Related Party has any interest, directly or indirectly, in any material property or material asset used or owned by the Company or any Subsidiary, (iii) no Related Party is indebted to or is owed any amount by the Company or any Subsidiary, and (iv) no Related Party has entered into, or has had any direct or indirect financial interest in, any contract, transaction or business dealing of any nature involving the Company or any Subsidiary.

(x) Non-Foreign Person. The Seller is not a foreign person for purposes of Treasury Regulation Section 1.1445-2(b).

(y) Brokers, Finders. Except for J.P. Morgan Securities Inc., whose fees for their work in connection with the sale of the Company to the Buyer shall be paid by the Seller, none of the Company, any Subsidiary or the Seller has retained any broker or finder, or is obligated or has agreed to pay any brokerage or finder’s commission, fee or similar compensation, in connection with the transactions contemplated hereby.

(z) Product Liability and Recalls. Except as set forth in Schedule 4.1(z), there is no Proceeding pending or, to the Seller’s Knowledge, overtly threatened, against or involving the Company or any of the Subsidiaries relating to any product alleged to have been designed, manufactured or sold by the Company or any of the Subsidiaries and alleged to have been defective or improperly designed or manufactured. Except as set forth in Schedule 4.1(z), there is no pending, or to the Seller’s Knowledge, threatened recall or investigation of any product sold by the Company or any of the Subsidiaries.

(aa) Customers and Suppliers. Schedule 4.1(aa) contains a complete and accurate list of the 10 largest customers of the Company and the Subsidiaries, by dollar amount, over the 12 months ended on the March Balance Sheet Date, and the 10 largest suppliers of the Company and the Subsidiaries, by dollar amount, over the 12 months ended on the March Balance Sheet Date. All purchase and sale orders and other commitments for purchases and sales made by the Company and the Subsidiaries have been made in the ordinary course of business in accordance with past practices, and no payments have been made to any supplier or customers or any of their respective representatives other than payments to such suppliers or the payment of the invoiced price of supplies purchased or goods sold in the ordinary course of business. Neither the Company nor any of the Subsidiaries has any obligation to accept returns of products in excess of the reserve for returns set forth in the Financial Statements.

(bb) Bank Accounts; Safe Deposit Boxes. Schedule 4.1(bb) sets forth a complete and accurate list of each account with any bank, trust company, securities broker or other financial institution with which the Company or any of the Subsidiaries has any account and all safe deposit boxes maintained by the Company or any of the Subsidiaries, the identifying numbers or symbols thereof, and the name of each person authorized to draw thereon or to have access thereto.

(cc) Accredited Investor. The Seller is an “accredited investor” within the meaning of Section 2(15) of the Securities Act. The Seller is acquiring the shares of Buyer Common Stock for its own account and not with a view to or for the sale in connection within any distribution thereof in a manner that might violate any applicable securities laws.

(dd) Private Placement.

(i) The Seller is aware that (A) the Buyer Common Stock to be issued to the Seller in the Sale will not be issued pursuant to a registration statement under the Securities Act, but will instead be issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act and in Regulation D under the Securities Act, and (B) neither the Sale nor the issuance of such Buyer Common Stock has been approved or reviewed by the SEC or by any other Governmental Authority.

(ii) The Seller is aware that (i) the Buyer Common Stock to be issued in the Sale cannot be offered, sold or otherwise transferred, assigned, pledged or hypothecated unless such Buyer Common Stock is registered under the Securities Act or unless an exemption from registration is available, (ii) the Buyer is under no obligation to file a registration statement with respect to the Buyer Common Stock to be issued to the Seller in the Sale, and (iii) the provisions of Rule 144 will permit resale of the Buyer Common Stock to be issued to the Seller in the Sale only under limited circumstances, and such Buyer Common Stock must be held by the Seller for at least one year before it can be sold pursuant to Rule 144.

(iii) The Seller understands that there will be placed on the certificate or certificates representing such Buyer Common Stock legends identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE.

THE SALE, TRANSFER OR VOTING OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE TERMS OF A STOCK PURCHASE AGREEMENT BY AND AMONG CALIPER TECHNOLOGIES CORP., THE BERWIND COMPANY LLC AND BERWIND CORPORATION. COPIES OF THE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF CALIPER TECHNOLOGIES CORP. AT THE PRINCIPAL EXECUTIVE OFFICES OF CALIPER TECHNOLOGIES CORP..”

4.2. Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to the Seller as follows:

(a) Organization, Authority. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The Buyer has all requisite power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, and is qualified or registered as a foreign corporation in all jurisdictions in which the character of the properties owned, operated or leased by the Buyer or the nature of its activities is such that qualification or registration by the Buyer as a foreign corporation is required by applicable Law, except where the failure to have such power and authority or to qualify and be in good standing could not reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect. All acts and other proceedings required to be taken by the Buyer to authorize the execution and delivery of this Agreement, the performance by the Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby, including any shareholder approval, have been duly and properly taken. This Agreement has been duly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

(b) No Conflict.

(i) The execution and delivery by the Buyer of this Agreement, the performance by the Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby will not (A) violate or conflict with the Certificate of Incorporation or

Bylaws of the Buyer, (B) violate any Law to which the Buyer is subject or violate or conflict with any Order applicable to the Buyer or (C) violate, breach or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Buyer under, or result in the creation of an Encumbrance on any of the properties or assets of the Buyer pursuant to, any provision of any agreement, contract, note, bond, mortgage, indenture, or lease or other instrument binding upon the Buyer or any Governmental Authorization held by the Buyer, except in the case of the foregoing clause (c) for any such violation, conflict, default, right or lien which would not be material to the Buyer.

(ii) The execution and delivery by the Buyer of this Agreement, the performance by the Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby do not require any consent from, filing with or consent or approval of any Governmental Authority or any third party except for (A) the filing of a report under the HSR Act and the expiration of the applicable waiting period, and (B) any consent or filing that the Seller, the Company or any Subsidiary is required to obtain or make.

(c) Capitalization. The authorized capital stock of the Buyer consists of 70,000,000 shares of Buyer Common Stock and 5,000,000 shares of preferred stock of the Buyer. As of May 10, 2003, 24,734,916 shares of Buyer Common Stock were issued and outstanding. As of the date of this Agreement, no shares of preferred stock of the Buyer are outstanding. All of the outstanding shares of Buyer Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of June 6, 2003, 6,364,086 shares of Buyer Common Stock are reserved for future issuance pursuant to outstanding stock options.

(d) SEC Filings; Financial Statements.

(i) The Buyer has delivered or made available to the Seller accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by the Buyer with the Securities and Exchange Commission (“SEC”) since January 1, 2001 (the “Buyer SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by the Buyer with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Buyer SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act of 1934 (as the case may be); and (ii) none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii) The consolidated financial statements contained in the Buyer SEC Documents: (A) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (B) were prepared in accordance with GAAP consistently applied (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes); and (C) fairly present, in all material respects, the consolidated financial position of the Buyer and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations of the Buyer and its consolidated subsidiaries for the periods covered thereby.

(e) Sufficient Funds. The Buyer has cash available and existing committed borrowing facilities which together are sufficient to enable it to consummate the transactions contemplated hereby.

(f) Investment Intent. The Shares are being acquired by the Buyer pursuant to this Agreement solely for its own account, for investment only and not with a view to any public distribution thereof.

(g) Litigation; Orders. Except as disclosed in the Buyer SEC Documents, there are no material Proceedings pending or, to the knowledge of the Buyer, overtly threatened against the Buyer (A) which challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or which would materially and adversely affect the Buyer’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or (B) involving or relating to any of its properties, assets, operations or businesses. There are no Orders against the Company or involving or relating to any of its properties, assets, operations or businesses.

(h) Valid Issuance. The Buyer Common Stock to be issued at the Closing has been duly authorized and, when issued at Closing in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable. The Buyer Common Stock, if any, to be issued pursuant to Section 2.1(c) has been duly authorized and when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable. The Buyer Common Stock to be issued will not be subject to and will not be issued in violation of any Encumbrances, except as provided in this Agreement and except for restrictions arising because such shares of Buyer Common Stock will constitute “restricted securities” within the meaning of Rule 144.

(i) Absence of Certain Changes. Except as disclosed in the Buyer SEC Documents prior to the date hereof, since December 31, 2002 (a) the Buyer has not made any declaration, set aside or made payment of any dividend or other distribution with respect to the Buyer Common Stock, and (b) there has not occurred any event or condition which, individually or in the aggregate, has had or could reasonably be expected to have a Buyer Material Adverse Effect.

(j) Exemption. Assuming the accuracy of the representations set forth in Section 4.1, the shares of Buyer Common Stock to be issued in connection with the transactions contemplated hereby will be issued in compliance with applicable U.S. federal and state securities laws.

(k) Brokers, Finders. Except for SG Cowen, whose fees shall be paid by the Buyer, the Buyer has not retained any broker or finder, is not obligated and has not agreed to pay any brokerage or finder’s commission, fee or similar compensation, in connection with the transactions contemplated hereby.

ARTICLE V

COVENANTS

5.1. Covenants of the Seller. The Seller covenants and agrees as follows:

(a) Access. Prior to the Closing, the Seller will (i) give the Buyer and its authorized representatives, employees, counsel and accountants (collectively, “Representatives”) reasonable access to the officers, management, agents, books, records, offices and other facilities and properties of the Company and the Subsidiaries during mutually agreeable business hours and (ii) furnish to the Buyer and its Representatives such information concerning the business, properties, contracts, assets, Liabilities, personnel and other aspects of the Company and the Subsidiaries which is reasonably requested; provided, however, that any such access shall be granted at reasonable times during normal business hours and in such a manner as not to interfere with the normal business operations of the Company and the Subsidiaries. Notwithstanding the foregoing, the Seller is under no obligation under this Section 5.1 to disclose to the Buyer any information the disclosure of which is prohibited by Law and granting such access does not include access to conduct any environmental sampling or testing.

(b) Ordinary Conduct. From and after the date hereof and prior to the Closing or earlier termination of this Agreement, and unless the Buyer shall otherwise consent or agree in writing and except as contemplated by this Agreement or as disclosed on Schedule 5.1(b), the Seller shall cause the Company and each of the Subsidiaries to:

(i) conduct its business in the ordinary course;

(ii) use its commercially reasonable efforts to preserve its business organization intact, to maintain the services of its present key employees and to preserve the goodwill of the suppliers, customers and others having business dealings with it;

(iii) not amend its Charter Documents;

(iv) not issue or authorize the issuance of any capital stock or rights, warrants or options to acquire shares of such capital stock (including any phantom interest) or issue any securities convertible into such shares or convertible into securities in turn so convertible, or grant any options, warrants or rights to acquire any such convertible securities;

(v) not split, subdivide, combine or reclassify, directly or indirectly, any of its outstanding capital stock;

(vi) not declare or pay any dividend or other distribution in respect of any class of its capital stock, or redeem, purchase or otherwise acquire, or call for redemption,

any of such stock or other securities, except for intercompany dividends among the Company and the Subsidiaries;

(vii) not merge or consolidate with or acquire the business of any other Person or, except for assets acquired in the ordinary course of business consistent with past practice, acquire any material property or material assets of any other Person organization;

(viii) not adopt or change any method of Tax accounting, settle any material Tax Liabilities nor take any action with respect to the computation of Taxes or the preparation of Returns that is inconsistent with past practice;

(ix) not adopt or amend in any material respect any Company Benefit Plan, enter into or amend any employment or consulting agreement or arrangement with any present or former director, officer or salaried employee, nor increase the compensation or fringe benefits of any of its officers, directors or salaried employees, except in the ordinary course of business consistent with past practice;

(x) not enter into any agreement with any of its shareholders or any Affiliate or owner thereof, including any agreement to make advances or loans;

(xi) not sell, lease, license or dispose of any material asset except for the sale of inventory in the ordinary course of business consistent with past practice;

(xii) not pledge or hypothecate any of its assets or otherwise permit any of its assets to become subject to any Encumbrance except with respect to Encumbrances created or imposed by operation of law that constitute Permitted Encumbrances;

(xiii) not dispose of, waive or permit to lapse any rights to the use of any of its Intellectual Property;

(xiv) not write off as uncollectible, or establish any extraordinary reserve with respect to, any single account receivable or other indebtedness in excess of fifty thousand dollars ($50,000), or accounts receivable or other indebtedness in excess of one hundred and fifty thousand dollars ($150,000);

(xv) not enter into any lease or sublease of real property or exercise any purchase options or rights of first refusal contained in any of the Real Property Leases, or terminate, surrender, cancel or assign any of its properties demised under the Real Property Leases, or any part thereof;

(xvi) not forgive or cancel any debts owed to it, or waive any right or claim, other than (except in the case of debts owed to, or rights or claims against, the Seller, any Related Party, any Affiliate of the Seller or any Related Party, or any member of the Seller) claims in the ordinary course of business consistent with past practice;

(xvii) not incur any capital expenditure or make any commitment for additions to property, plant or equipment, or enter into any lease agreement outside the ordinary course of business consistent with past practice and which, if purchased, would be reflected in the property, plant or equipment accounts;

(xviii) not make any loan or advance (A) to any Person other than an executive officer of the Company or any Subsidiary in excess of $10,000, or (B) to any executive officer of the Company or any Subsidiary;

(xix) not make any change in any method of accounting or keeping its books of account or accounting practices;

(xx) not incur any indebtedness or issue any debt securities or assume, guarantee or endorse the obligations of any Person, except for endorsements for the purpose of collection and intercompany loans among the Company and the Subsidiaries;

(xxi) not enter into, or permit any of the assets owned or used by it to become bound by, any material contract, except in the ordinary course of business consistent with past practice;

(xxii) not amend, modify or waive in any material respect any right under, or terminate, any material contract;

(xxiii) both not make any change in its working capital practices generally or manipulate its operations to maximize the amount provided in Section 2.1(b), including accelerating any collections of cash or accounts receivable or deferring payments or not fail to make timely accruals, including with respect to accounts payable and Liabilities incurred in the ordinary course of business;

(xxiv) except Liabilities incurred (other than by the Company) in the ordinary course of business consistent with past practice, not knowingly or voluntarily incur any material Liability, including any liability for nonperformance or termination of any contract;

(xxv) not make any payments or transfer any funds to, or incur any Liabilities to, the Seller or any of its Affiliates or owners; and

(xxvi) not agree to do any of the foregoing.

(c) Termination of Benefit Plans. The Seller shall cause the Company and each of the Subsidiaries shall terminate, effective as of the day immediately preceding the Closing Date, any and all 401(k) plans maintained by the Company or any Subsidiary, unless the Buyer shall provide notice to the Seller that any such plans shall not be terminated pursuant to this Section 5.1(c).

(d) FIRPTA Matters. On or prior to the Closing, the Seller shall execute and deliver to the Buyer a statement conforming to the requirements of Section 1.1445-2(b) of the United States Treasury Regulations.

(e) Officer’s Certificate. At the Closing, the Seller shall deliver to the Buyer a certificate executed by the Chief Financial Officer of Zymark, certifying the (i) the Stay Incentive Amount, (ii) the Estimated Indebtedness Amount, (iii) the Estimated Cash Amount, (iv) the Swap Amount, and (v) the Estimated Working Capital Adjustment Amount, after the Buyer has had an opportunity to review and comment on such amounts. Such certificate shall also contain a certification to the effect that the Seller has not violated the covenant contained in Section 5.1(b)(xxiii) in any respect.

(f) No Negotiation. The Seller shall ensure that, prior to the earlier of the termination of this Agreement pursuant to Section 8.3 or the Closing, none of the Seller, the Company or any Subsidiary, nor any Representative of the Seller, the Company or any Subsidiary shall, directly or indirectly: (i) solicit or encourage the initiation of any inquiry, proposal, offer or other expression of interest from any Person (other than the Buyer) relating to any Prohibited Transaction; (ii) participate in any discussions or negotiations with, or provide any non-public information to, any Person (other than the Buyer) relating to any proposed Prohibited Transaction; or (iii) enter into any contract relating to any inquiry, proposal, offer or other expression of interest from any Person (other than the Buyer) relating to any Prohibited Transaction. For purposes of this Section 5.1(f), a “Prohibited Transaction” means any transaction involving, directly or indirectly, (A) the sale or other disposition of all or any portion of the business or assets of the Company or any Subsidiary (other than in the ordinary course of business), (B) the issuance, sale or other disposition of (I) any capital stock of the Company or any Subsidiary, (II) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock of the Company or any Subsidiary, or (III) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock of the Company or any Subsidiary, or (C) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving the Company or any Subsidiary. If, after the date hereof, any of the Seller, the Company or any Subsidiary receives any inquiry, proposal, offer or other expression of interest regarding a Prohibited Transaction, the Seller shall, and shall cause the Company and its Subsidiaries to, immediately notify the Buyer of such fact and provide the Buyer with a copy of such inquiry, proposal, offer or expression of interest or, if such inquiry, proposal, offer or expression of interest was not made in writing, a complete description of the nature and terms thereof, including the identity of the Person who made such inquiry, proposal, offer or expression of interest.

(g) Confidentiality. Subject to the Tax Exception, from and after the Closing Date, the Seller agrees to keep strictly confidential, and shall not use or disclose to any other Person, any information in the possession of the Seller or any of its Representatives that relates to the business of the Company or any of the Subsidiaries; provided, however, that the Seller may disclose such information (A) if such information becomes a matter of public knowledge through no fault of the Seller or any of its Representatives or any Person to whom such information was provided, and (B) to the extent required by applicable Law, in which case the

Seller shall allow the Buyer reasonable time to seek a protective order or other appropriate remedy under applicable Law and the Seller limits the disclosure of such information to the maximum extent possible.

(h) Non-Competition and Non-Solicitation.

(i) The Seller agrees that, during the three-year period commencing on the Closing Date, the Seller shall not, and shall not permit any of its Affiliates to, engage directly or indirectly in Competition anywhere in the world or acquire or hold (of record, beneficially or otherwise) any direct or indirect interest in, any Person that engages directly or indirectly in Competition anywhere in the world; provided, however, that nothing contained herein shall restrict the Seller or its Affiliates from investing in securities through funds managed by them (which funds may include the Seller or its Affiliates as investors). For purposes of this Section 5.1(h)(i), a Person shall be deemed to be engaged in “Competition” if such Person or any of such Person’s Affiliates is engaged directly or indirectly in the design, development, manufacture, assembly, promotion, sale, supply, distribution, resale or installation of (A) any product, equipment, device or system that has been designed, developed, manufactured, assembled, promoted, sold, supplied, distributed, resold or installed by or on behalf of any of the Company or any Subsidiary as of the this date of this Agreement, or (B) any product, equipment, device or system that is substantially the same as, incorporates, is a material component or part of, is based upon, is functionally similar to or competes in any material respect with any product, equipment, device or system of the type referred to in clause “(A)” above.

(ii) The Seller agrees that, during the three-year period commencing on the Closing Date, the Seller shall not, and shall not permit any of its Affiliates to personally or through others, encourage, induce or solicit (on the Seller’s own behalf or on behalf of any other Person) any individual who is an employee of the Company or any Subsidiary as of the Closing Date (or a former employee of the Company or any Subsidiary who accepted employment with the Buyer as of the Closing Date) to leave his or her employment with the Buyer, the Company or any of the Subsidiaries.

(i) Notice of Events. During the period between the date of this Agreement and the Closing, the Seller shall promptly notify the Buyer in writing of any of the following of which the Seller has Knowledge prior to the Closing: (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement or that occurs or exists after the date of this Agreement and that caused or causes an inaccuracy in or breach of any representation or warranty made by the Seller in this Agreement, (ii) any breach of any covenant or obligation of the Seller, and (iii) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article III impossible or unlikely. No such notification shall be deemed to supplement or amend the representations or warranties made by the Seller in this Agreement for any purpose, including for purposes of (A) determining the accuracy of any of the representations and warranties made by the Seller, or (B) determining whether any of the conditions set forth in Article III has been satisfied.

(j) Termination of Amended Services Agreement. Immediately prior to the Closing, Berwind shall, and the Seller shall cause Zymark to, terminate the Service Agreement in a form satisfactory to the Buyer.

(k) Payoff of PNC Bank Debt. Prior to the Closing, the Seller shall (a) cause Zymark to (i) repay the indebtedness owed by Zymark pursuant to the Credit Agreement, dated as of August 3, 1999, as amended, among Zymark, the several banks listed on the signature pages thereto, and PNC Bank, NA, as agent (the “Credit Agreement”) and the other Transaction Documents (as defined in the Credit Agreement), and (ii) terminate the Credit Agreement and the other Transaction Documents in a form satisfactory to the Buyer.

(l) Termination of Related Party Liabilities. Prior to the Closing, the Seller and Berwind shall (i) cause Zymark to (A) repay the indebtedness owed by Zymark to Berwind pursuant to the Cash Management Agreement and cause Berwind to pay any amounts owed to Zymark thereunder, and (B) terminate the Cash Management Agreement in a form satisfactory to the Buyer, and (ii) cause the termination of any obligation on the part of the Company or any Subsidiary to, or satisfy any Liability to, or to perform (or be responsible for the performance) under any agreement or arrangement for the benefit of, any of (A) the Related Parties (other than any employee of the Company or the Subsidiaries), (B) the Seller, (C) Berwind, (D) any Affiliate of the Seller or Berwind (other than the Company or the Subsidiaries) or (E) any member of the Seller, in each case in a form satisfactory to Buyer.

(m) Financial Reporting. With respect to each month end between the date hereof and the Closing Date, if any, the Seller shall provide to the Buyer as soon as the information becomes available, (i) an unaudited consolidated statement of operations of the Company and the Subsidiaries for such month, prepared in accordance with GAAP consistently applied (except that such income statements will not include footnotes), and (ii) the dollar amount of the Consolidated Backlog by product for such month, determined in an manner consistent with past practice. The Seller shall use reasonable efforts to cause such monthly income statements and Consolidated Backlog to be made available as soon as commercially practicable.

(n) Restrictions on Transfer.

(i) The Seller agrees that it will not sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right (including voting right) with respect to (collectively, a “Disposition”) all or any portion of the Buyer Common Stock issued to the Seller pursuant to Section 2.1 (collectively, the “Buyer Shares”) unless and until (A) there is then in effect a registration statement under the Securities Act covering such proposed Disposition and such Disposition is made in accordance with such registration statement or (B) pursuant to a valid exemption from registration under the Securities Act.

(ii) The Seller shall not effect any Disposition during the four year period after the Closing Date, except (A) pursuant to Rule 144, or (B) in a registered, underwritten public offering.

(o) Standstill. Until such date that is five (5) years following the Closing Date, neither the Seller nor any of its Affiliates shall, directly or indirectly, (i) purchase or otherwise acquire beneficial ownership of any additional shares of Buyer Common Stock other than pursuant to this Agreement, (ii) make, effect, initiate, cause or participate in (A) any acquisition of beneficial ownership of any securities of the Buyer, or (B) any acquisition of any assets of the Buyer; (iii) make, effect or initiate (A) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Buyer, or involving any securities or assets of the Buyer, or (B) without the consent of the Buyer, any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) or consents with respect to any securities of the Buyer, (iv) form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934) with respect to the beneficial ownership of any securities of the Buyer; (v) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Buyer; or (vi) announce or propose any of the foregoing.

(p) 280G Approval. The Seller shall use commercially reasonable efforts to obtain, prior to the Closing Date, the approval of the stockholders of the Company for all Submitted Payments in a manner that would satisfy Section 280G(b)(5)(B) of the Code assuming such Submitted Payments are “excess parachute payments” within the meaning of Section 280(g)(b)(1) of the Code.

5.2. Covenants of the Buyer. The Buyer covenants and agrees as follows:

(a) Confidentiality. Subject to the Tax Exception, the Buyer acknowledges that all information provided to it by the Seller, the Company and the Subsidiaries between the date of this Agreement and the Closing Date, including information provided pursuant to Section 5.1(a), is subject to the terms of a confidentiality agreement dated April 10, 2003 between the Buyer and the Seller or between the Buyer and J.P. Morgan Securities Inc. on behalf of the Seller (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference; provided, however, that notwithstanding the terms of the Confidentiality Agreement, the Buyer shall be permitted to use such information for purposes of preparing for the Closing and facilitating the transition of the Company and the Subsidiaries from the Seller to the Buyer. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.

(b) Post-Closing Information. After the Closing, the Buyer shall make available and shall cause the Company and the Subsidiaries to make reasonably available to the Seller and its Representatives (on a confidential basis) any and all books, records, contracts and other information of the Company and the Subsidiaries existing on the Closing Date (whether in the possession of the Buyer, the Company or a Subsidiary) reasonably requested by the Seller in connection with any purposes contemplated by this Agreement, including any of the purposes set forth in Section 6.2; provided, however, that any such access shall be granted at reasonable times during normal business hours and in such a manner as not to interfere with the normal business operations of the Buyer, the Company or any Subsidiary. The Buyer will use commercially reasonable efforts to hold the books and records of the Company and the Subsidiaries that are existing on the Closing Date in the ordinary course of business and in the possession of the

Company or the Subsidiaries and not destroy or dispose of any thereof for a period of three years from the Closing Date or such longer time as may be required by law. The Seller will return to the Buyer any information received by the Seller pursuant to the Services Agreement or any predecessor agreement, as well as return any and all documents relating to such information.

(c) Communication with Customers, Suppliers or Employees. Prior to the Closing, neither the Buyer nor any of the Buyer’s Affiliates shall, nor shall they permit any of their respective Representatives to, communicate with customers or suppliers of the Company or the Subsidiaries or others having business dealings with the Company or the Subsidiaries, without the Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed, and which consent is hereby deemed given in connection with any communications undertaken for purposes of facilitating transition matters or further the business of the combined companies following the Closing.

(d) Restricted Stock Plan. Prior to the Closing, the board of directors of the Buyer shall (i) adopt the Restricted Stock Plan and (ii) grant, pursuant to the Restricted Stock Plan and subject to the Closing having occurred, restricted shares of Buyer Common Stock to the individuals (subject to such individuals having agreed to become, and having become, employees of the Buyer) and in the amounts set forth on Schedule 5.2(d). Notwithstanding the foregoing, the Buyer shall have no obligation pursuant to this Section 5.2(d) if the payments of the amounts set forth on Schedule 5.2(d) have not been approved by the stockholders of the Company in the manner provided for under Section 280G(b)(5)(B) of the Code and applicable regulations; provided, however, that the Buyer in its sole and absolute discretion may make any such payments even if such approval has not been obtained.

(e) Dividends. From and after the date hereof and prior to the Closing or earlier termination of this Agreement, and unless the Seller shall otherwise consent or agree in writing, the Buyer shall not declare or pay any dividend in respect of any class of its capital stock.

(f) Amendment to Rights Plan. The Buyer shall, at least sixty (60) days prior to the date that the Buyer is required to issue Contingent Shares pursuant to Section 2.1(c)(ii), determine whether or not the issuance of the Contingent Shares pursuant to Section 2.1(c)(ii), together with the Contingent Shares actually issued pursuant to Section 2.1(c)(i) and the shares of Buyer Common Stock issued pursuant to Section 2.1(b)(ii), shall constitute 15% or greater of the total outstanding shares of Buyer Common Stock following such issuance. If, following the issuance of Contingent Shares pursuant to Section 2.1(c)(ii), the total number of shares of Buyer Common Stock issued to the Seller pursuant to this Agreement shall equal or exceed 15% of the total number of outstanding shares of Buyer Common Stock following such issuance, then the Buyer shall promptly amend the Rights Agreement by executing, and causing the Buyer’s Rights Agent (as defined in the Rights Agreement) to execute, an amendment to the Rights Agreement substantially in the form attached hereto as Exhibit B.

(g) Rule 144 Reporting. With a view to making available to the Seller the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Seller to sell the Buyer Shares to the public without registration, for so long as the Buyer Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, the Buyer covenants and agrees: (i) to make and keep public information available, as those terms are understood and defined in Rule 144, until such time as all the Buyer Shares have been sold; (ii) to file with the SEC in a timely manner all reports and other documents required of the Buyer under the Securities Act and the Securities Exchange Act of 1934; (iii) to furnish to the Seller upon request, as long as the Seller owns the Buyer Shares, (A) a written statement by the Buyer that it has complied with the reporting requirements of Rule 144 and the Securities Exchange Act of 1934, (B) a copy of the Buyer’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q and (C) such other information as may be reasonably requested in order to avail the Seller of any rule or regulation of the SEC that permits the selling of any such Buyer Shares without registration or pursuant to such form; and (iv) to provide or cause its counsel to provide a letter of instruction with respect to any resale by the Seller of Buyer Shares, but only if Rule 144 is clearly available for such resale in the Buyer’s or the Buyer’s counsel’s sole determination.

5.3. Mutual Covenants. Each of the Seller and the Buyer covenants and agrees as follows:

(a) Consents and Approvals, Antitrust. Each of the Seller and the Buyer agrees to use its reasonable best efforts to obtain as soon as practicable, and to file or cause to be filed all necessary documentation with the appropriate Governmental Authorities as soon as practicable in order to obtain as soon as practicable, all consents, approvals, authorizations and waivers required by any Governmental Authority in order to consummate the transactions contemplated by this Agreement. Each of the Seller and the Buyer further covenants and agrees to use its reasonable best efforts to prevent the entry, enactment or promulgation of any pending or threatened preliminary or permanent injunction or other order or decree that would adversely affect the ability of the parties hereto to consummate the transactions contemplated in this Agreement, and to lift or rescind any such existing injunction or other order or decree. Without limiting the generality of the foregoing, the Seller and the Buyer agree to file or cause to be filed, respectively, as soon as practicable after the date hereof, but in no event more than ten business days after the date hereof, an acquired person’s and acquiring person’s HSR Act notification and report form with respect to the transactions contemplated by this Agreement required by the HSR Act. The Buyer shall pay the filing fee incurred in connection with such filings under the HSR Act. The Seller and the Buyer further agree to use their reasonable best efforts to comply promptly with and, where appropriate, to respond in cooperation with each other to, all requests or requirements which applicable federal, state, local, foreign or other applicable law or governmental officials may impose on them with respect to the transactions which are the subject of this Agreement.

(b) Confidentiality; Publicity. Prior to the Closing, (i) subject to the Tax Exception, both parties shall, and shall cause their respective Representatives to, keep strictly confidential the existence and terms of this Agreement, and (ii) neither party shall issue any press release or other public announcement concerning the transactions contemplated hereby without the prior consent (which consent shall not be unreasonably withheld) of the Buyer (in the case of the Seller) or the Seller (in the case of the Buyer), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the Buyer or the Seller (as the case may be) reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the Buyer is required to issue a press release announcing the execution and delivery of this Agreement).

(c) Further Assurances; Covenant to Satisfy Conditions. Subject to the terms and conditions of this Agreement, each party will, severally, use its reasonable best efforts to (i) ensure the conditions set forth in Article III are satisfied, insofar as such matters are within the reasonable control of such party, (ii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder or thereunder, (iii) execute and deliver such instruments and take such actions as the other parties hereto may reasonably require in order to carry out the intent of this Agreement, (iv) prepare and make or cause to be made any required filings, submissions and notifications under the laws of any domestic or foreign jurisdiction to the extent that such filings are necessary to consummate the transactions contemplated hereby in a manner consistent with applicable law and (v) obtain any consent or approval from any Person that is necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VI

OTHER AGREEMENTS

6.1. Certain Tax Matters. The Seller shall cause to be prepared for the review of the Buyer a reasonable period of time prior to the filing due date all United States federal, state, foreign, or local income, franchise net-worth, value-added, excise, employee withholding or similar tax returns required or permitted to be filed by the Company and the Subsidiaries for taxable periods ending prior to or on the Closing Date, including amended returns that do not reflect a claim for, or entitlement to, a refund, applications for loss carryback refunds (e.g. Forms 1139) and applications for estimated tax refunds (e.g. Forms 4466)) (all such income and franchise tax returns are referred to as the “Company Returns”). The Company Returns so prepared by the Seller shall be prepared, where relevant, in a manner consistent with the Company’s and the Subsidiaries’ past practices except as otherwise required by applicable law and not in a manner materially adverse to the Buyer or which would materially increase the Tax Liability of the Company or any Subsidiary for any period (or portion thereof) beginning after the Closing Date (determined without regard to the Buyer’s losses, credits or deductions). The Buyer and the Seller shall make available to each other (and to their accountants and attorneys) any and all books and records and other documents and information in its possession or control relating to the Company and the Subsidiaries reasonably requested by the Seller to prepare the Company Returns or which is otherwise needed in connection with the determination of liability for Taxes. The Buyer will cause a duly authorized officer of the Company and the Subsidiaries (or any successors) timely to execute and file the Company Returns prepared by the Seller upon (i) the Buyer’s receipt of funds from the Seller for the amount of Taxes, if any, for which the Seller is responsible on such Company Return, and (ii) the Buyer’s approval of such Company Returns, which approval shall not be unreasonably withheld. The Seller shall timely pay or cause to be paid and shall be responsible for (and without any of the limitations contained in Section 7.1) shall indemnify and hold the Buyer, the Company, the Subsidiaries, and their officers and directors and employees harmless against all United States federal, state, or local income, franchise net-worth or similar taxes as well as any foreign Taxes (collectively “Seller Taxes”) due with respect to the Company and the Subsidiaries (a) for all Tax periods ending on or before the Closing Date and (b) for that portion of the Straddle Period, if any, that ends on the Closing, except to the extent of Excluded Taxes. For purposes of this agreement, “Excluded Taxes” means Seller Taxes that (i) do not arise out of, or constitute, a breach of the representations and warranties contained in Section 4.1 (determined without regard to any exception to the representations and warranties contained in Section 4.1(i) that may be disclosed in the disclosure schedules or any materiality qualification or similar qualification contained in Section 4.1(i)), (ii) were either accrued as current taxes on the March Balance Sheet in accordance with GAAP or were incurred after the March Balance Sheet Date in the ordinary course of business, and (iii) are not attributable to transfer pricing or similar issues. A “Straddle Period” is any tax period that includes (but does not end on) the Closing Date. Income or franchise Taxes attributable to a Straddle Period of the Company and the Subsidiaries shall be determined as if the taxable period ended on the Closing Date based on a closing of the books on such date. Notwithstanding the foregoing, the Seller shall not pay, cause to be paid or be responsible for, and the Buyer shall be responsible for, and indemnify and hold the Seller harmless against (without any of the limitations contained in Section 7.2) any Seller Taxes arising from a transaction or election that occurs or is deemed to occur on (or before, in the case of an election) the Closing Date which transaction or election is both (x) not in the ordinary course of business, not arising from, or constituting, a breach of the representations and warranties contained in Section 4.1 and not contemplated by this Agreement, or consented to by the Seller, and (y) caused by an affirmative act taken by the Buyer (or an Affiliate of the Buyer other than the Company or the Subsidiaries) or by the Company or any Subsidiary at the affirmative direction of the Buyer, including but not limited to, an election under either Section 338 of the Code or the so-called check-the-box rules of Treasury Regulation Section 301.7701-3 (“Election Taxes”). The Buyer shall promptly notify the Seller following receipt of any notice of audit or other proceeding relating to any of the Company Returns or any other Return filed on or before the Closing Date (together with all of the Company Returns, the “Prior Period Returns”). The Buyer shall have the right to control, and the Seller shall have the right to participate, in any and all audits or other proceedings, at its expense, relating to any Prior Period Return, provided, however, that the Buyer shall not agree to the resolution of any audit or other proceeding relating to any Prior Period Return or file an amended Prior Period Return that would materially increase the Seller’s responsibility under this Section 6.1 for Taxes without the Seller’s consent, which consent shall not be unreasonably withheld or delayed. The Buyer and the Seller shall make available to the other any and all books and records of the Company and the Subsidiaries and other documents requested by the Seller or the Buyer that are reasonably necessary to enable the Seller and the Buyer to defend, or participate in, any audit or other proceeding with respect to any Prior Period Return and shall cooperate with each other, at the Seller’s expense, in defense of such audits. The Buyer shall cause the Company and the Subsidiaries to file any and all other Tax returns of the Company and the Subsidiaries which are not Company Returns and which are to be filed after the Closing Date. Tax returns described in the immediately preceding sentence which apply to a Straddle Period shall be prepared, where relevant, in a manner consistent with the past practices of the Company and the Subsidiaries, except as otherwise required by applicable law or inconsistent with practices of the Buyer. The Buyer shall allow the Seller the opportunity to review and comment on such Straddle Period Tax returns for a reasonable period of time prior to the intended filing date. The Buyer shall cause the Company and the Subsidiaries to pay the Seller the amount of any refund or realized tax credit actually realized by Buyer and that results in actual Tax savings (determined on a “with and without” basis) with respect to Prior Period Returns (and not an increase or potential increase in other periods) and which represents a refund or credit actually realized of Seller Taxes (other than Excluded Taxes) paid by the Seller after the Closing Date pursuant to this Agreement except any such refund or credit that is reflected on any Financial Statements or attributable to a loss or credit (or any carryback thereof) arising in a taxable year (or portion thereof) beginning after the Closing Date.

6.2. Appointment of Board Member. Within 60 days following the Closing Date, the Buyer shall cause a nominee of the Seller that is reasonably acceptable to the Buyer to be appointed to the Buyer’s board of directors. Upon the expiration of the term of office of the Seller’s nominee or upon such individual’s resignation or removal, the Buyer shall use commercially reasonable efforts to nominate such individual or any other nominee of the Seller that is reasonably acceptable to the Buyer, at the Seller’s discretion, for election to the Buyer’s board of directors; provided, however, that the Buyer’s obligation contained in this sentence shall terminate as of the date that the number of shares of Buyer Common Stock owned by Seller represent less than 5% of the issued and outstanding shares of Buyer Common Stock.

ARTICLE VII

INDEMNIFICATION

7.1. Indemnification by the Seller and Berwind.

(a) From and after the Closing, the Seller and Berwind hereby jointly and severally agree to compensate, reimburse, indemnify and hold harmless the Buyer and its Affiliates and their respective Representatives (the “Buyer Indemnified Parties”) against and from any Loss (regardless of whether or not such Loss relates to any Third Party Claim) suffered or incurred by any such Buyer Indemnified Parties in connection with, arising out of or as a consequence of (i) any inaccuracy in or breach of any representation or warranty of the Seller and Berwind set forth in Section 4.1 (without giving effect to any “Material Adverse Effect” or other materiality qualification or similar qualification contained in any such representation or warranty), (ii) any inaccuracy in or breach of any representation or warranty of the Seller and Berwind set forth in Section 4.1 as if such representation or warranty had been made on and as of the Closing Date, except for representations or warranties made as of a specific date (without giving effect to any “Material Adverse Effect” or other materiality qualification or similar qualification contained in any such representation or warranty), (iii) any breach of any covenant of the Seller or Berwind contained in this Agreement, (iv) any Liability for Taxes or Tax matters for which Seller is responsible pursuant to Section 6.1, (v) any 280G Loss Amount, (vi) (A) any soil or groundwater contamination located at the facility described in the ‘Phase I Due Diligence Audit Labotec NV, Teralfene (Affligem), Belgium” (the “Belgian Facility”), (B) the failure of the Belgian Facility to hold an environmental permit, (C) the presence at the Belgian Facility of an aboveground fuel storage tank, and (D) the presence of asbestos-containing materials in the roofing of the Belgian Facility, (vii) any matter disclosed in Item 2 of Schedule 4.1(u), (viii) any Proceeding relating to any inaccuracy or breach or alleged inaccuracy or breach referred to in clause “(i)” or “(ii)” above (including any Proceeding commenced by any Buyer Indemnified Party for the purpose of enforcing any of its rights under this Article VII), and (ix) any Proceeding relating to any inaccuracy or breach, alleged inaccuracy or breach, Liability or matter of the type referred to in clause “(iii),” “(iv),” “(v),” “(vi)” or “(vii)” above (including any Proceeding commenced by any Buyer Indemnified Party for the purpose of enforcing any of its rights under this Article VII); provided, however, that the Seller and Berwind shall not have any liability under Sections 7.1(a)(i), (ii) or (viii), other than with respect to (A) the inaccuracy or breach of the representation and warranty of the Seller and Berwind set forth in Section 4.1(h)(v) or Section 4.1(f)(iv), or (B) any reasonable legal fees incurred in connection with any Proceeding commenced by any Buyer Indemnified Party for the purpose of enforcing any of its rights under this Article VII, unless and until the aggregate of all Losses for which the Seller and Berwind would, but for this proviso, be liable exceeds on a cumulative basis five hundred and fifty thousand dollars ($550,000) (the “Threshold Amount“), and then only to the extent of any such aggregate excess; provided, further, that the Seller and Berwind shall not have any liability under Sections 7.1(a)(i), (ii) or (viii) with respect to any individual claim, other than with respect to (A) the inaccuracy or breach of the representation and warranty of the Seller and Berwind set forth in Section 4.1(h)(v) or Section 4.1(f)(iv), or (B) any reasonable legal fees incurred in connection with any Proceeding commenced by any Buyer Indemnified Party for the purpose of enforcing any of its rights under this Article VII, unless and until the amount of Loss with respect to such claim and related claims exceeds twenty-five thousand dollars ($25,000) (an “Eligible Claim”), in which case the Seller and Berwind shall be liable for all Losses incurred by any of the Buyer Indemnified Parties arising from such Eligible Claim; provided, further, that, subject to Section 7.1(b), the maximum aggregate obligation of the Seller and Berwind to the Buyer under Sections 7.1(a)(i), (ii) or (viii) (including liabilities of the Seller and Berwind for costs, expenses and attorneys’ fees paid or incurred in connection therewith or in connection with the curing by the Seller of any or all breaches of any of the representations and warranties of the Seller and Berwind), other than with respect to any reasonable legal fees incurred in connection with any Proceeding commenced by any Buyer Indemnified Party for the purpose of enforcing any of its rights under this Article VII, shall not exceed twenty-seven million dollars ($27,000,000), as may be adjusted pursuant to Section 7.1(b) (the “Cap”).

(b) Notwithstanding anything else set forth in this Agreement, (i) the limitations set forth in the provisos to Section 7.1(a) shall not apply (and the liability of the Seller and Berwind for Losses shall be unlimited) to the extent a claim is based (A) on clause “(iii),” “(iv),” “(v),” “(vi),” “(vii)” or “(ix)” of Section 7.1(a); provided, however, that in the event of a breach of the covenant contained in Section 5.1(i) (a “Notice Breach”), the Buyer Indemnified Parties’ sole remedy with respect to such Notice Breach shall be that the Cap shall be increased by an amount equal to the aggregate Losses suffered or incurred by the Buyer Indemnified Parties in connection with, arising out of or as a consequence of inaccuracies in, or breaches of, the representations and warranties underlying such Notice Breach, but in no event shall the aggregate amount of all increases in the Cap related to Notice Breaches pursuant to this proviso to clause “(i)” exceed twenty million dollars ($20,000,000), or (B) on intentional misrepresentation or fraud, (ii) the Cap shall also be increased by an amount equal to the Identified Pre-Closing Losses (including liabilities of the Seller and Berwind for costs, expenses and attorneys’ fees paid or incurred in connection therewith or in connection with the curing by the Seller of any or all breaches of any of the representations and warranties of the Seller and Berwind), but in no event shall such increase in the Cap pursuant to this clause “(ii)” exceed ten million dollars ($10,000,000), and (iii) the maximum amount of the Cap shall in no event exceed forty-seven million dollars ($47,000,000). For the avoidance of doubt, it is understood that a claim may be brought by a Buyer Indemnified Party under more than one provision of Section 7.1(a), and further, to the extent a Buyer Indemnified Party recovers certain Losses from the Seller or Berwind pursuant to a claim, then, regardless of the number of provisions of Section 7.1(a) under which such claim was brought, such Buyer Indemnified Party shall not be entitled to recover such Losses from the Seller or Berwind again.

(c) The Buyer shall take and cause its Affiliates (including, following the Closing, the Company and the Subsidiaries) to take all commercially reasonable steps to mitigate any Loss for which the Seller and Berwind have agreed to indemnify the Buyer against that particular Loss pursuant to Section 7.1, other than incurring costs, including the payment of Taxes. Notwithstanding the foregoing, the Buyer and its Affiliates are under no obligation to commence any Proceeding or to mitigate to the extent (i) mitigation would otherwise materially and adversely affect the Buyer, the Company, any Subsidiary or any of their respective Affiliates, (ii) the amount of all Losses (incurred or alleged) exceed, or are expected to exceed, the limits set forth in Section 7.1, or (iii) the need for mitigation is attributable to interest, late charges or penalties arising from a failure to pay, perform or satisfy an obligation or commitment.

7.2. Indemnification by the Buyer. From and after the Closing, the Buyer hereby agrees to compensate, reimburse, indemnify and hold harmless the Seller and its Affiliates and their respective Representatives (the “Seller Indemnified Parties” and, together with the Buyer Indemnified Parties, the “Indemnified Parties”) against and from any Loss (regardless of whether or not such Loss relates to any Third Party Claim) suffered or incurred by any Seller Indemnified Party in connection with, arising out of or as a consequence of (a) any inaccuracy in or breach of any representation or warranty of the Buyer set forth in Sections 4.2(a), (c) and (h) (without giving effect to any “Buyer Material Adverse Effect” or other materiality qualification or similar qualification contained in any such representation or warranty), (b) any breach of any covenant of the Buyer contained in this Agreement, (c) any Proceeding relating to any inaccuracy or breach referred to in clause “(a)” (including any Proceeding commenced by any Seller Indemnified Party for the purpose of enforcing any of its rights under this Article VII), or (d) any Proceeding relating to any inaccuracy or breach referred to in clause “(b)” (including any Proceeding commenced by any Seller Indemnified Party for the purpose of enforcing any of its rights under this Article VII), or (e) any Liability for Taxes or Tax matters for which the Buyer is responsible pursuant to Section 6.1.

7.3. Certain Terminations of Indemnification; Updates to the Disclosure Schedules. No new claim for indemnification, compensation or reimbursement for a breach of a representation or warranty may be made pursuant to Sections 7.1(a)(i), (ii) or (viii) or Sections 7.2(a) or (c) following the termination of the applicable survival periods provided in Section 8.4, or in the case of the Buyer’s representations and warranties that do not survive the Closing, following the Closing. No new claim for indemnification, compensation or reimbursement for a Notice Breach may be made pursuant to Section 7.1(a)(iii) or (ix) more than six months after the termination of the applicable survival period provided in Section 8.4 of the representations and warranties underlying such Notice Breach. Notwithstanding anything to the contrary contained in this Agreement, any and all updates, corrections or modifications or supplements to the disclosure schedules delivered or purported to be delivered by the Seller or Berwind (including pursuant to Section 5.1(i)) shall be disregarded and have no force and effect for purposes of the provisions of Article III and this Article VII, including for purposes of determining the accuracy of any of the representations and warranties made by the Seller and Berwind in this Agreement.

7.4. Procedures Relating to Indemnification under Sections 7.1 and 7.2.

(a) A party claiming indemnification, reimbursement or compensation or to be held harmless under Sections 7.1 or 7.2 shall give the party from whom indemnification, reimbursement or compensation is sought or by whom the Indemnified Party seeks to be held harmless (the “Indemnifying Party”) prompt written notice of such claim (an “Indemnification Claim Notice”) with respect to which such Indemnified Party intends to base a request for indemnification, reimbursement or compensation or to be held harmless under Sections 7.1 or 7.2. Failure to promptly give any such Indemnification Claim Notice shall not constitute a waiver of any right to indemnification, reimbursement or compensation or to be defended or held harmless or reduce in any way the right to indemnification, reimbursement or compensation or to be held harmless available hereunder, except to the extent such failure to notify the Indemnifying Party increases the amount of Losses incurred by such Indemnified Party. Each Indemnification Claim Notice must contain in reasonable detail a description and basis of the claim and a non-binding preliminary estimate of the aggregate dollar amount of the actual and potential Losses that have arisen (to the extent that the nature and amount of such Losses are known at such time) and may arise in respect of such claim (the “Claimed Amount”).

(b) Within sixty (60) days after receipt by an Indemnifying Party of an Indemnification Claim Notice, the Indemnifying Party may deliver to the Indemnified Party a written response (the “Response Notice”) in which the Indemnifying Party: (A) agrees with the Indemnified Party’s estimate of such Claimed Amount; (B) agrees with part, but not all, of the Indemnified Party’s estimate of such Claimed Amount (such amount agreed to being the “Agreed Amount”); or (C) indicates that the Indemnifying Party does not agree with any portion of the Indemnified Party’s estimate of the Claimed Amount. Any part of the Claimed Amount that is not agreed to by the Indemnifying Party in the Response Notice shall be the “Contested Amount.” If a Response Notice is not received by the Indemnified Party within such 60-day period, then the Indemnifying Party shall be conclusively deemed to have agreed to indemnify, compensate and reimburse the Indemnified Party for the full Claimed Amount.

(c) If the Indemnifying Party delivers a Response Notice agreeing to the full Claimed Amount, or if the Indemnifying Party does not deliver a Response Notice on a timely basis in accordance with Section 7.4(b), then the Indemnifying Party shall within five business days following the delivery of such Response Notice (or, if the Indemnifying Party has not delivered a Response Notice, within five business days following the expiration of the 60-day period referred to in Section 7.4(b)), pay the full Claimed Amount to the Indemnified Party by wire transfer of immediately available funds to an account designated by the Indemnified Party. Such payment shall be deemed to be made in full satisfaction of the claim described in such Indemnification Claim Notice.

(d) If the Indemnifying Party delivers a Response Notice agreeing to only the Agreed Amount, then the Indemnifying Party shall within five business days following the delivery of such Response Notice, pay the Agreed Amount to the Indemnified Party by wire transfer of immediately available funds to an account designated by the Indemnified Party. Such payment shall not be deemed to be made in full satisfaction of the claim described in such Indemnification Claim Notice, but shall count toward the satisfaction of the claim described in such Indemnification Claim Notice.

(e) If the Indemnifying Party delivers a Response Notice indicating that there is a Contested Amount, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnified Party and the Indemnifying Party resolve such dispute, such resolution shall be binding on the Indemnifying Party and the Indemnified Party. To the extent that such resolution requires the Indemnifying Party to pay any portion of the Contested Amount, the Indemnifying Party shall pay such amount to the Indemnified Party by wire transfer of immediately available funds to an account designated by the Indemnified Party. Such payment shall be deemed to be made in full satisfaction of the Contested Amount. If the Indemnified Party and the Indemnifying Party are unable to resolve the dispute related to the Contested Amount, the Indemnified Party shall be entitled to pursue monetary damages and any other remedy available to it in accordance with Section 8.8.

7.5. Third Party Claims.

(a) In the event of the commencement by any Person other than a party hereto of any Proceeding with respect to which any Indemnifying Party may become obligated to indemnify, hold harmless, compensate or reimburse any Indemnified Party pursuant to this Article VII (a “Third Party Claim“), such Indemnified Party shall notify the Indemnifying Party in writing of the Third Party Claim within ten (10) business days after receipt by such Indemnified Party of written notice of the Third Party Claim; provided, however that any failure to notify the Indemnifying Party of the commencement of such Proceeding shall not limit or otherwise affect any liability that any Indemnifying Party may have to any Indemnified Party (except to the extent that the defense of such Proceeding has been materially prejudiced by the Indemnified Party’s failure to notify the Indemnifying Party of the commencement of such Proceeding). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) business days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim; provided, however that any failure to deliver such notices and documents shall not limit or otherwise affect any liability that any Indemnifying Party may have to any Indemnified Party (except to the extent that the defense of such Proceeding has been materially prejudiced by the Indemnified Party’s failure to deliver such notices and documents).

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, may choose to assume and control the defense thereof at the sole expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party by delivering to the Indemnified Party a written notice setting forth the election of the Indemnifying Party to assume the defense of such Proceeding within one hundred and eighty (180) days after the Indemnifying Party’s receipt of the notice described in Section 7.5(a) (it being understood that (i) the Indemnified Party may take all steps that it deems reasonably necessary to proceed with the defense of the Third Party Claim prior to the time the Indemnified Party receives notice of the election of the Indemnifying Party to assume the defense of such Third Party Claim, and (ii) the Indemnifying Party shall be required to reimburse the Indemnified Party for any reasonable fees paid to counsel representing any of the Indemnified Parties with respect to such Third Party Claim for legal services rendered prior to the time the Indemnified Party receives such notice). If an Indemnifying Party assumes the defense of a Proceeding in accordance with this Section 7.5(b), then:

(i) it will be deemed conclusively established for purposes of this Agreement that all claims made in such Proceeding are within the scope of and are subject to the indemnification provisions set forth in Section 7.1 or 7.2, as the case may be, and the Indemnifying Party shall not be permitted to contest the applicability of Section 7.1 or 7.2, as the case may be, to such Proceeding or to contest the Indemnifying Party’s obligation to provide indemnification with respect thereto;

(ii) the Indemnifying Party shall keep the Indemnified Party informed of all material developments relating to such Proceeding;

(iii) the Indemnified Party shall have the right to participate in, but not control, the defense thereof and to employ counsel separate from the counsel employed by the Indemnifying Party; provided, however, that the costs of such employment shall be at the Indemnified Party’s own expense (except to the extent that such costs were incurred prior to the time the Indemnified Party receives notice from the Indemnifying Party of its election to assume the defense of such Proceeding as provided above), unless the Indemnifying Party has failed to diligently pursue the defense and employ counsel in accordance with this Section 7.5(b) and the Indemnified Party has given the Indemnifying Party written notice and a reasonable opportunity to cure (in which case the Indemnified Party shall control the defense); and

(iv) the Indemnifying Party shall not be entitled to settle, compromise or discharge such Proceeding or any of the claims made in connection therewith without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned) unless (A) such settlement, compromise or discharge involves no finding or admission of any breach by any Indemnified Party of any obligation to any other

Person or any violation by any Indemnified Party of any Law, (B) such settlement, compromise or discharge has no material effect on any other claim that may be made against any Indemnified Party, and (C) the sole relief provided in connection with such settlement, compromise or discharge is monetary damages that are paid in full by the Indemnifying Party.

If the Indemnifying Party does not elect (within the 180-day time period specified above) to assume the defense of a Proceeding in accordance with this Section 7.5(b), then (A) the Indemnified Party shall have the exclusive right, at its election, to control the defense of such Proceeding (at the Indemnifying Party’s sole expense, subject to reasonable legal fees, and with counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party), provided that the Indemnified Party shall keep the Indemnifying Party informed of all material developments relating to such Proceeding, (B) the Indemnifying Party shall have the right to participate in, but not control, the defense thereof and to employ counsel separate from the counsel employed by the Indemnified Party and (C) the Indemnifying Party will be bound by any judgment entered or any determination made in such Proceeding and by any settlement, compromise or discharge effected by any Indemnified Party with respect to such Proceeding, provided that the written consent of Indemnifying Party is received with respect to such settlement, compromise or discharge effected (which consent shall not be unreasonably withheld, delayed or conditioned).

(c) Notwithstanding anything to the contrary contained in this Section 7.5, and notwithstanding any election made by an Indemnifying Party to assume the defense of any Proceeding in accordance with Section 7.5(b), an Indemnified Party may (by notifying the Indemnifying Party) elect to assume, and shall have the exclusive right to control the defense of, any Proceeding of the type referred to in Section 7.5(b) (at the Indemnifying Party’ sole expense, subject to reasonable legal fees, and with reputable counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party) if:

(i) any Indemnifying Party or any affiliate of any Indemnifying Party is also a party to such Proceeding, and counsel to the Indemnified Party determines in good faith that joint representation would give rise to a conflict of interest under the Code of Professional Responsibility in such Proceeding;

(ii) the Indemnified Parties are reasonably likely to suffer Losses in excess of the Cap; or

(iii) such Proceeding relates directly or indirectly to any Third Party Claim with respect to Taxes.

provided, however, that (A) the Indemnified Party shall keep the Indemnifying Party informed of all material developments relating to such Proceeding, (B) the Indemnifying Party shall have the right to participate in, but not control, the defense thereof and to employ counsel separate from the counsel employed by the Indemnified Party at the Indemnifying Party’s own expense, and (C) an Indemnifying Party will not be bound by any settlement, compromise or discharge of such Proceeding or of any of the claims made in connection therewith that is effected without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned).

(d) Whether or not the Indemnifying Party chooses to defend or prosecute any Third Party Claim, both parties hereto shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s written request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and using commercially reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

7.6. Satisfaction of Indemnification Claim by the Buyer. In the event the Seller shall have any liability (for indemnification or otherwise) to the Buyer under this Article VII, the Seller may satisfy such liability by delivering to the Buyer the number of shares of Buyer Common Stock determined by dividing (a) the aggregate dollar amount of such liability by (b) the lesser of (i) the Average Share Price on the date such liability is determined to be owing by the Seller to the Buyer; and (ii) the Average Share Price on the date such liability is actually satisfied.

7.7. Exclusive Remedy. The indemnification provided in this Article VII and Section 6.1 shall be the sole and exclusive remedy after the Closing for damages (including any Losses or any other damages relating to environmental matters with respect to the Company or any Subsidiary) available to the Buyer and the Seller for breach of any of the representations, warranties and covenants contained herein, except for any claims based on fraud or intentional misrepresentation.

7.8. Adjustment to Purchase Price. Any indemnification payments made pursuant to this Article VII shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.

7.9. Setoff. In addition to any rights of setoff or other rights that any Indemnified Party may have at common law or otherwise, an Indemnified Party shall have the right to set off any amount that may be owed to any Indemnified Party under this Article VII against any amount otherwise payable by any Indemnified Party to the Indemnifying Party, provided that if the Buyer sets off against the Contingent Shares owed to the Seller, the number of shares of Buyer Common Stock used to off-set any amount owing shall be determined by dividing (a) the aggregate dollar amount of the liability being off-set by the greater of (i) the Average Share Price on the date such liability is determined to be owing by the Seller to the Buyer; and (ii) the Average Share Price on the date such liability is actually satisfied.

7.10. No Contribution. The Seller hereby waives, and acknowledges and agrees that it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company or any Subsidiary in connection with any indemnification obligation or any other liability to which it may become subject under or in connection with this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1. Assignment. This Agreement and the rights hereunder shall not be assignable or transferable by either party without the prior written consent of the other party hereto; provided, however, that the Buyer may assign any or all of is rights or delegate any or all of its obligations to the acquiror of all or substantially all of the Buyer’s assets or shares of capital stock, or in connection with a merger or other similar reorganization involving the Buyer. This Agreement shall inure to the benefit of, and be binding upon and enforceable against, the successors and permitted assigns of the respective parties hereto.

8.2. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

8.3. Termination.

(a) This Agreement may be terminated:

(i) by mutual written agreement of the Buyer and the Seller;

(ii) by either the Buyer or the Seller, if the Closing shall not have occurred on or before sixty (60) days after the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.3(a)(ii) shall not be available if the failure to consummate the transactions contemplated herein is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Closing; provided, further, that if any applicable waiting period under the HSR Act shall not have expired or terminated on or before the Termination Date, then the Termination Date shall be automatically extended by an additional ninety (90) days;

(iii) by either the Buyer or the Seller, if (A) the purchase and sale of the Shares contemplated hereby shall violate any non-appealable final order, decree or judgment of any Governmental Authority having competent jurisdiction or (B) there shall be a Law which makes the purchase and sale of the Shares contemplated hereby illegal or otherwise prohibited;

(iv) by the Seller if any of the Buyer’s representations and warranties contained in this Agreement shall be inaccurate as of the date hereof or any date subsequent to the date of this Agreement (as if made on such subsequent date, except for representations and warranties made as to a specific date) such that the condition set forth in Section 3.3(a) would not be satisfied, or if any of the Buyer’s covenants contained in this Agreement shall have been breached in any respect such that the condition set forth in Section 3.3(b) would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of the Buyer as of a date subsequent to the date of this Agreement or a breach of a covenant by the Buyer is curable by the Buyer through the use of commercially reasonable efforts within ten (10)

days after the Seller notifies the Buyer in writing of the existence of such inaccuracy or breach (the “Buyer Cure Period”), then the Seller may not terminate this Agreement under this Section 8.3(a)(iv) as a result of such inaccuracy or breach prior to the expiration of the Buyer Cure Period, provided the Buyer, during the Buyer Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Seller may not terminate this Agreement pursuant to this Section 8.3(a)(iv) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Buyer Cure Period);

(v) by the Buyer if any of the Seller’s representations and warranties contained in this Agreement shall be inaccurate as of the date hereof or any date subsequent to the date of this Agreement (as if made on such subsequent date, except for representations and warranties made as to a specific date) such that the condition set forth in Section 3.2(a) would not be satisfied, or if any of the Seller’s covenants contained in this Agreement shall have been breached in any respect such that the condition set forth in Section 3.2(b) would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of the Seller as of a date subsequent to the date of this Agreement or a breach of a covenant by the Seller is curable by the Seller through the use of commercially reasonable efforts within ten (10) days after the Buyer notifies the Seller in writing of the existence of such inaccuracy or breach (the “Seller Cure Period”), then the Buyer may not terminate this Agreement under this Section 8.3(a)(v) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period, provided the Seller, during the Seller Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Buyer may not terminate this Agreement pursuant to this Section 8.3(a)(v) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Seller Cure Period);

(b) In the event that the Seller or the Buyer wishes to terminate this Agreement pursuant to paragraph (a) of this Section 8.3, then the Seller or the Buyer, as the case may be, shall provide written notice of the termination of this Agreement to the other party and the transactions contemplated by this Agreement shall be abandoned, without further action by either. If this Agreement is terminated as provided herein:

(i) upon request of the Seller, the Buyer shall return all documents and other material received from the Seller or any of its Affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Seller or its Affiliates, as applicable;

(ii) all confidential information received by the Buyer with respect to the business of the Company and the Subsidiaries shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement; and

(iii) the provisions of Sections 5.2(a) and Article VIII shall remain in full force and effect.

(c) Nothing in this Section 8.3 shall be deemed to release a party from liability for any breach of this Agreement prior to the termination hereof.

(d) Specific Performance. The parties acknowledge that the transactions contemplated hereby are unique and specifically identifiable. Accordingly, the parties further agree and stipulate that, if the Closing does not occur because of the failure of any party hereto to perform its respective obligations hereunder, (a) monetary damages and any other remedy at law will not be adequate, (b) the non-defaulting party or parties, as the case may be, shall be entitled to specific performance as the remedy for such breach, (c) each party agrees to waive any objection to the remedy of specific performance, (d) each party agrees that the granting of specific performance by any court will not be deemed to be harsh or oppressive to the party who is ordered specifically to perform its obligations under this Agreement and (e) in connection with any action for specific performance, the prevailing party or parties, as the case may be, shall be entitled to reasonable attorneys’ fees and other costs of prosecuting or defending such action. The right to seek specific performance hereunder shall not preclude any party from seeking any other remedy at law or in equity.

8.4. Survival of Representations and Warranties. The representations and warranties of the Seller contained in Section 4.1 and in the certificate delivered pursuant to Section 3.2(g) shall survive the Closing and shall terminate eighteen (18) months after the Closing Date, except that the representations and warranties contained in (i) Section 4.1(i) (Taxes) shall survive until thirty (30) days after expiration of the statute of limitations governing the matters set forth therein (including any extensions thereof), (ii) Sections 4.1(a) (Organization, Authority), (b) (Ownership of Shares) and (e) (Capital Structure) shall survive for ten (10) years after the Closing Date, and (iii) Section 4.1(u) (Environmental Matters), shall survive for five (5) years after the Closing Date. So long as an Indemnified Party (acting in good faith) delivers an Indemnification Claim Notice alleging in reasonable detail an inaccuracy in or breach of any of the representations and warranties of the Indemnifying Party and asserting a claim for recovery under Sections 7.1(a)(i), (ii) or (viii) or Sections 7.2(a) or (c), as the case may be, based on such alleged inaccuracy or breach, then the claim asserted in such Indemnification Claim Notice shall survive the end of the applicable survival period until such time as such claim is fully and finally resolved. Only the representations and warranties of the Buyer contained in Sections 4.2(a), (c) and (h) shall survive the Closing (and solely for purposes of Article VII) and such representations and warranties shall terminate eighteen (18) months after the Closing Date. The limitations set forth in this Section 8.4 shall not apply to the extent claims are based upon intentional misrepresentation or fraud or on a provision of this Agreement that is not expressly limited by this Section 8.4.

8.5. Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except (a) the Seller shall bear the expenses of the Company or any Subsidiary and (b) as may otherwise be expressly provided in this Agreement. The Buyer and the Seller shall share equally and pay, when due, all sales, use, stamp and similar transfer taxes imposed as a result of the transactions contemplated hereby.

8.6. Amendments. No amendment to or modification of this Agreement shall be effective unless it shall be in writing and signed by each of the parties hereto.

8.7. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally; (b) on the date of transmission if sent via facsimile transmission to the facsimile number given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission; (c) on the date after delivery to a reputable nationally recognized overnight courier service or (d) five days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)	If to the Buyer, to:

Caliper Technologies Corp.
605 Fairchild Drive
Mountain View, CA 94043-2234
Attention: Chief Executive Officer
Telecopier: (650) 623-0505

With a required copy to:

Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Attention: Brett White, Esq.
Telecopier: (650) 849-7400

(ii)	If to the Seller, to:

The Berwind Company LLC
c/o Berwind Corporation
3000 Centre Square West
1500 Market Street
Philadelphia, PA 19102
Attention: Pamela I. Lehrer, Esq.
Telecopier: (215) 563-4489

With a required copy to:

Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103

Attention:       Carmen J. Romano, Esq.

Telecopier:     (215) 994-2222

Such addresses may be changed from time to time by means of a notice given in the manner provided in this Section 8.7.

8.8. Consent to Jurisdiction. WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY (A) AGREE AND CONSENT TO BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT LOCATED IN BOSTON, MASSACHUSSETTS (AND IN THE ABSENCE OF FEDERAL JURISDICTION, THE PARTIES CONSENT TO BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN BOSTON, MASSACHUSSETTS), (B) AGREE NOT TO OBJECT TO VENUE IN SUCH COURTS OR TO CLAIM THAT SUCH FORUM IS INCONVENIENT AND (C) AGREE THAT NOTICE OR THE SERVICE OF PROCESS IN ANY PROCEEDING SHALL BE PROPERLY SERVED OR DELIVERED IF DELIVERED IN THE MANNER CONTEMPLATED BY SECTION 8.7. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, ANY DISPUTE ARISING OUT OF OR RELATING TO THE AMOUNT OF ANY POST-CLOSING ADJUSTMENT TO THE PAYMENT AMOUNT SHALL BE BROUGHT IN ACCORDANCE WITH SECTION 2.1(E).

8.9. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

8.10. Interpretation. All references to immediately available funds or dollar amounts contained in this Agreement shall mean United States dollars. All references to GAAP contained in this Agreement shall mean United States generally accepted accounting principles. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties acknowledge and agree that (a) each party and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its drafting, (b) the normal rule of construction, to the effect that any ambiguities are resolved against the drafting party, shall not be employed in the interpretation of it, and (c) the terms and provisions of this Agreement shall be constructed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

8.11. Waiver. Waiver of any term or condition of this Agreement by either party shall be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term of this Agreement. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

8.12. Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.

8.13. Entire Agreement. This Agreement, including the schedules and exhibits hereto, and the Confidentiality Agreement contain the entire agreement and understanding between the parties hereto and their affiliates with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and understandings, oral or written, relating to such subject matter.

8.14. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflicts of law principles thereof.

8.15. Attorneys’ Fees. If any Proceeding relating to this Agreement or the enforcement of any provision of any of this Agreement is brought against any party to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

8.16. Waiver Of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

CALIPER TECHNOLOGIES CORP.

By:
Name:
Title:

THE BERWIND COMPANY LLC

By:
Name:
Title:

BERWIND CORPORATION

By:
Name:
Title:

Signature Page to the Stock Purchase Agreement